   As filed with the Securities and Exchange Commission on December 23, 1997
                                                             File No. 333-40247

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 2

                                       TO


                                   Form S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933


                               ARIEL CORPORATION
   Delaware                              3571                     13-3137699
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization) Classification Code Number)   Identification
                                     No.)


                                2540 Route 130
                              Cranbury, NJ 08512
                                (609) 860-2900
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                            Mr. Anthony M. Agnello
                               Ariel Corporation
                                2540 Route 130
                              Cranbury, NJ 08512
                                (609) 860-2900
           (Name, address and telephone number of agent for service)

                                  Copies to:
                             Harold W. Paul, Esq.
                              Berger & Paul, LLP
                               630 Third Avenue
                           New York, New York 10017
                                (212) 661-2727
                              Fax (212) 661-7060

        Approximate date of commencement of proposed sale to the public
As soon as practicable following the date on which this Registration Statement becomes effective.

                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------
                                                     Proposed           Proposed
                                                     Maximum             Maximum       Amount of
    Title of each class of      Amount being      Offering Price        Aggregate     Registration
 securities to be registered     Registered         Per Share       Offering Price(1)     Fee
-----------------------------------------------------------------------------------------------------
 Common Stock, $.00l par value
 per share  ..................      125,000(1)    $2.72                 $  340,000       $103.02
                                    125,000(2)    $7.50                 $  937,500       $284.06
-----------------------------------------------------------------------------------------------------
 Total   .....................      250,000                             $1,277,500       $387.08
-----------------------------------------------------------------------------------------------------


(1) Issuable upon exercise of outstanding Common Stock Purchase Warrants at $2.72 per share.
(2) Issuable upon exercise of outstanding Common Stock Purchase Warrants at $7.50 per share.

     If any of the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

===============================================================================

                             CROSS REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K

Registration Statement
Item Number and Caption                                     Prospectus Caption
---------------------------------------------------------   ----------------------------------------------------
 1. Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus ..............   Cover Page of Registration Statement and Outside
                                                            Front Cover Page of Prospectus
 2. Inside Front and Outside Back Cover Pages of
    Prospectus  .........................................   Inside Front Cover Page of Prospectus
 3. Summary Information and Risk Factors  ...............   Prospectus Summary; The Company; The Offering;
                                                            Risk Factors
 4. Use of Proceeds  ....................................   Use of Proceeds
 5. Dilution   ..........................................   Not Applicable
 6. Information with Respect to Registrant   ............   Business; Properties; Legal Proceedings; Selected
                                                            Financial Data; Management's Discussion and
                                                            Analysis of Financial Condition and Results of
                                                            Operations; Management; Executive Compensation;
                                                            Security Ownership of Certain Beneficial Owners and
                                                            Management; Certain Relationships and Related
                                                            Transactions; Financial Statements
 7. Description of Securities to be Registered  .........   Description of Securities
 8. Selling Security Holders  ...........................   Selling Stockholders
 9. Plan of Distribution   ..............................   Cover Page; Plan of Distribution
10. Interests of Named Experts and Counsel   ............   Legal Matters; Experts
11. Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities  .....   Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION DECEMBER 23, 1997

                                  PROSPECTUS

                          250,000 SHARES COMMON STOCK
                                      OF

                               ARIEL CORPORATION
     This Prospectus offers solely on behalf of Selling Stockholders 250,000 shares of Common Stock, par value $.001 per share (the "Common Stock") of Ariel Corporation, a Delaware corporation (the "Company" or "Ariel"), comprised of 250,000 shares issuable upon the exercise of certain outstanding warrants (the "Outstanding Warrants").

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" PAGES 4-6.

     From January 24, 1995 to December 14, 1995 the Company's Common Stock traded principally on the Nasdaq SmallCap Market. Since December 15, 1995 the Common Stock has been listed and traded on NASDAQ. The closing price of the Common Stock reported by Nasdaq on October 31, 1997 was $7.25. As of September 30, 1997 there were 9,229,125 shares issued and outstanding, of which approximately 7,620,425 shares were eligible for public sale without restriction. If all of the shares registered herein were issued, the common shares eligible for trading without restriction would increase by 250,000. Were a substantial number of these shares to be publicly sold in a short time period, it might have an adverse effect on their market price. Therefore, recent market price may not accurately reflect the stock's trading value following this offering. See "Risk Factors."

     Common Stock shares are issuable upon the exercise of the Outstanding Warrants at the following exercise prices per share: 125,000 at $2.72 and 125,000 at $7.50.

 Securities Offered
to Public by Selling     Proceeds to     Net Proceeds to
    Stockholders         Company (1)         Company
----------------------   -------------   ----------------
          250,000        $1,277,500         $1,277,500

------------
(1) Assumes conversion of all warrants into 250,000 shares.

     The Company receives net proceeds only upon such sales from warrant conversion and not from the sale of the offered shares. Selling Stockholders may periodically sell the shares offered under this Prospectus in one or more transactions at varying prices determined at the time of sale. Such sales may be made to purchasers directly by the Selling Stockholders who will be required to provide a prospectus. See "Certain Transactions", "Selling Stockholders" and "Plan of Distribution".

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No dealer, salesman or any other person has been authorized to give any information or to make any representation other then those contained in this Prospectus in connection with the offering herein contained and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission") . Such reports and proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and copies of such material can be obtained from the Public Reference Section of the Commission in Washington, D.C., at prescribed rates.




               The date of this Prospectus is December 23, 1997.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements (including the notes thereto) appearing elsewhere in this Prospectus. See "Glossary" on page 32 for explanations of certain technical terms used in this Prospectus.


                                  The Company

     Ariel Corporation ("Ariel" or the "Company"), incorporated in 1982 in Delaware is a technology company that has historically had digital signal processing ("DSP") as its core strength. DSP is an enabling technology driving the emerging or rapidly growing technology markets such as Internet Service Providers ("ISP's") and Remote Access Service ("RAS") markets. See "Industry Background". The Company offers one of the industry's highest density and most cost-effective remote access data solutions for open systems platforms. The Company's remote access products target open system servers spanning a broad range of applications including telecommuting, Internet processing, and unified messaging.

     Prior to 1996, the Company historically produced and sold DSP boards incorporating DSP processors developed by Texas Instruments, Inc. ("TI"), Motorola Inc., Lucent Technologies and Analog Devices, Inc. ("ADI") which are designed to run on industry standard interfaces. Beginning in 1996, the Company commenced shipping its first product aimed at the rapidly growing Computer Telephony Integration ("CTI") market. This product, the CTI-modem, incorporates multiple standard DSP chips in a single PC plug-in board and was targeted for the transaction processing market. To date, the majority of such shipments have been to one customer. During the third quarter of 1996, the Company began shipping its T1-modem product, which provides up to thirty V.34 modems in a single ISA bus slot connecting to T1, E1 ISDN and POTS lines. This product is incorporated in RAS systems by major OEM customers. The Company recently introduced its T1-Modem+ product, which can provide up to thirty 56 kbps modems in a single ISA bus slot. In May 1997, the Company introduced an open system networking solution called RASCAL, which can provide up to forty-eight 56 kbps modems and a single or dual T1/primary rate ISDN interface that allows Windows based NT systems manufactured by the various PC Original Equipment Manufacturers ("OEM's") to function as a remote access server.

     Additionally, in January 1996, the Company formed a communications system ("CSG") team to begin development of an asymmetrical digital subscriber line ("ADSL") carrier class product targeting the needs of major telecommunications and network service providers. The team developed Horizon, a carrier class product which is currently in a laboratory environment at a certain network service provider. In August 1997, the Company announced its intention to proactively seek a buyer for the Horizon product and team. The decision to seek a buyer was based on the Company's recent strategic decision to focus on the open RAS market space. The carrier class product does not fit well into the Company's markets and customer base. The Company is currently in discussion with several companies concerning the purchase of the Horizon product and team, but no definitive sale agreement has been reached as of the date of this Prospectus.

     The Company's principal executive offices are located at 2540 Route 130, Cranbury, New Jersey 08852. Its telephone number is (609) 860-2900, its e-mail address is ariel@ariel.com and its World Wide Web home page can be accessed at www.ariel.com.

                                 The Offering


Common Stock Offered:
By the Selling Stockholders   ...........................  250,000
Common Stock to be outstanding after the Offering  ......  9,479,125(1)
Use of proceeds   .......................................  General corporate purposes.
Nasdaq   ................................................  ADSP

(1) Excludes 2,245,963 shares of Common Stock issuable upon exercise of outstanding stock options at September 30, 1997. See "Shares Eligible for Future Sale."


                                 RISK FACTORS

     The securities offered hereby involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider, along with the other matters referred to herein, the following risk factors:

     Liquidity and Going Concern. For the nine months ended September 30, 1997 the Company has incurred a loss of $10,125,992, as compared with $5,501,660 for September 30, 1996. In June 1997, the Company completed a $10 million credit facility with Transamerica Business Credit Corporation which provided for an immediate advance of $3 million, which is outstanding as of September 30, 1997. Under terms of the credit facility the Company must maintain agreed upon levels of financial performance as measured against specific financial covenants. As of September 30, 1997 it was uncertain whether the Company would meet its minimum cash on hand and certain other financial covenant obligations at December 31, 1997 and has obtained a waiver of such covenants from Transamerica. As of September 30, 1997, the Company had working capital of $6,686,867, including cash and cash equivalents of $5,057,362. The financial statements have been prepared on a going-concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. The Company expects to incur costs and expenses in excess of expected revenues during the ensuing six months as the Company continues to execute its business strategy in the Remote Access market. There is no assurance that the Company will generate sufficient cash flow from product sales to liquidate liabilities as they become due. Accordingly, the Company may require additional funds to meet planned obligations through December 31, 1998 and will seek to raise such amounts through a variety of options, including equity financing, proceeds from the sale of the Horizon product and team, borrowings under the existing credit facility, and the expected future cash flows from operations. In the event the Company is unable to liquidate its liabilities, planned operations will need to be scaled back. Continuance of the Company as a going concern is dependent upon the Company's ability to generate capital and its attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     Recent Losses; Accumulated Deficit. The Company incurred a net loss of $10,125,992 for the nine months ended September 30, 1997. The Company had an accumulated deficit of $4,151,527 at December 31, 1995, $12,952,984 at December 31, 1996 and $23,078,969 at September 30, 1997. Operating results may be influenced by factors such as the demand for the Company's products, the timing of new product introductions by both the Company and its competitors, pricing by both the Company and its competitors, inventory levels, the Company's ability to develop and market new products, the Company's ability to manufacture its products at high quality levels and at commercially reasonable costs, the timing and levels of sales and marketing expenditures and general economic conditions. If the Company is ultimately unable to increase its revenues to achieve profitable operations, its future operating performance would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Technological Change. The Company believes that the industries it is targeting with its products are subject to rapid technological change and frequent new product introductions and enhancements. The Company believes that its success will depend upon its ability to continuously develop new products and product enhancements and to promptly introduce them into the market. There can be no assurance that the Company's competitors will not develop future generations of competitive products that will offer superior price, features or performance which would render the Company's products uncompetitive. Failure to develop and introduce new products or product enhancements or to gain customer acceptance of such products or product enhancements in a timely fashion could harm the Company's competitive position.

     Competition. The Company competes in its markets based upon price/performance advantages offered by a number of its products, certain product features and its ability to meet customer delivery requirements on a timely basis. Many of the Company's competitors have substantially greater financial resources, larger research and development and sales staffs and greater name recognition than the Company. The primary competition for Ariel products are engineering and manufacturing departments within OEMs, third party RAS manufacturers and third party modem board manufacturers. There is no assurance that the Company will be able to compete successfully or develop competitive products in the future. See "Competition".

     Dependence on Third-Party Suppliers. The Company purchases DSP chips and certain other components from TI, Rockwell International Inc., Lucent Technologies, and ADI, each of which manufacturers and is the sole supplier of DSP chips upon which specific products have been developed. The Company does not have long-term agreements with any of these suppliers. Any reduction or interruption in supply or manufacturing from these third party contractors would adversely affect its ability to continue to deliver its products.

     Lack of Patent Protection; Intellectual Property. The Company believes that its success is dependent upon its proprietary technology. Since the Company does not actively pursue patent protection on its products and does not hold patents on any of its current products, in the event competitors are able to create substantially similar or duplicate products, the Company will not be able to avail itself of the protection afforded by the patent laws.

     The Company also depends upon development, supply, marketing, licensing and other operative relationships with third parties for complementary technologies incorporated in the Company's products. These cooperative relationships, many of which have been in place for a number of years, are with hardware and software developers pursuant to which the Company and the developers make their technology available to the other for the purpose of achieving compatible products. Some of these relationships are based upon annually renewable license agreements under which the Company obtains technology necessary to produce its products. These relationships are generally non-exclusive and terminable, and there can be no assurance that the Company will be able to maintain these relationships or to initiate additional similar relationships. The loss of certain cooperative relationships, particularly with any of the DSP chip suppliers, may have a material adverse impact on the Company's business.

     Dependence on Key Personnel; Need to Attract New Personnel. The Company's success is largely dependent upon the personal efforts of Anthony M. Agnello, its Chairman of the Board, and Chief Executive Officer, as well as other key personnel. The loss of Mr. Agnello's services could have a materially adverse effect upon the Company. The Company maintains key man life insurance on Mr. Agnello in the amount of $1.0 million. The Company is sole beneficiary. It has not obtained, nor does it intend to obtain, similar policies on the other executive officers. The Company's future success is also dependent on its ability to recruit and retain additional experienced engineering and marketing personnel. There can be no assurance that the Company will be able to retain or hire other necessary personnel. Loss of the services of, or failure to recruit, key personnel could be significantly detrimental to the Company's business. See "Management."

     Effect of Outstanding Options and Warrants. As of September 30, 1997, there were outstanding options to purchase 2,245,963 shares of Common Stock and warrants to purchase 250,000 shares of Common Stock. The exercise of such outstanding stock options and warrants will dilute the percentage ownership of the Company's stockholders. Any sales in the public market of shares of Common Stock underlying such stock options and warrants may adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in such stock options and warrants. See "Management."

     No Dividends. The Company has never paid cash dividends on its Common Stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

     Future Sales of Common Stock. Upon completion of this Offering, the Company will have outstanding 9,479,125 shares of Common Stock. The outstanding shares of Common Stock include 1,608,700 shares constituting "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933 as amended ("Restricted Shares") which may not be sold unless such sale is registered under the Securities Act or is made pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule
144. Of the Restricted Shares, all are eligible for sale under Rule 144. The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have on the market price of the Common Stock. However, the possibility that substantial amounts of Common Stock may be sold in the public market may have an adverse effect on the market prices for the Company's Common Stock. See "Shares Eligible For Future Sale."

     Issuance of Preferred Stock, Anti-Takeover Provisions. Pursuant to its Restated Certificate of Incorporation, the Company has an authorized class of 2,000,000 shares of Preferred Stock which may be issued by the Board of Directors with such terms and such rights, preferences and designations as the Board may determine and without any vote of the shareholders. Issuance of such Preferred Stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. Issuance of additional shares of Common Stock could result in dilution of the voting power of the Common Stock purchased in this Offering. In addition, certain "anti-takeover" provisions of the Delaware General Corporation Law ("DGCL:') among other things, may restrict the ability of the stockholders to approve a merger or business combination or obtain control of the Company. See "Description of Securities-Preferred Stock" and "--Delaware Law."

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be approximately $1,277,500. The Company will only receive proceeds from the exercise of the warrants and will not receive any of the proceeds from the shares being sold by the Selling Stockholders and not from the sale of the offered shares. The Company intends to use the net proceeds for general corporate purposes.


                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to reflect the sale of the 250,000 shares of Common Stock, upon exercise of the warrants, offered by the Selling Stockholders and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                             September 30, 1997
                                                                     -----------------------------------
                                                                        Actual           As Adjusted
                                                                     ----------------   ----------------
Stockholders' equity:
   Preferred Stock, $.001 par value
    Authorized: 2,000,000 shares .................................
   Common Stock, $.001 par value
    Authorized: 20,000,000 shares
    Issued and outstanding: 9,229,125 actual shares   ............           9,229              9,479
    and 9,479,125 as adjusted(1)
   Additional paid-in capital ....................................      30,701,382         31,978,632
   Unearned compensation expense relating to stock options  ......         (44,702)           (44,702)
   Accumulated deficit  ..........................................     (23,078,969)       (23,078,969)
                                                                       -----------        -----------
Total stockholders' equity .......................................       7,586,940          8,864,440
                                                                       ===========        ===========

------------
(1) Excludes 2,245,963 shares of Common Stock issuable upon exercise of outstanding stock options.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     From January 24, 1995 to December 14, 1995, the Company's Common Stock and warrants were traded principally on the Nasdaq SmallCap Market and also on the Boston Stock Exchange ("BSE"). Effective December 15, 1995, the Company's Common Stock and warrants began trading on NASDAQ and ceased trading on the BSE. Effective June 28, 1996, subsequent to a call of the warrants, all warrants were either exercised or expired, and trading in the warrants terminated. The following table sets forth the high and low prices for the Company's Common Stock during the period indicated:



                                               High      Low
                                             --------   ------
       1995
       January 25 through March 31  ......   5          4 3/8
       2nd Quarter   .....................   5 1/2      4 1/4
       3rd Quarter   .....................   7 5/8      4 1/2
       4th Quarter   .....................   11 1/2     6 5/8
       1996
       1st Quarter   .....................   11         7 1/8
       2nd Quarter   .....................   18         7
       3rd Quarter   .....................   12 7/8     6 1/4
       4th Quarter   .....................   14 1/4     9 1/8
       1997
       1st Quarter   .....................   13 3/8     6 1/2
       2nd Quarter   .....................   8 3/4      5 5/8
       3rd Quarter   .....................   9          6 7/8
       October 1-31, 1997  ...............   8 1/16     6 5/8

     On October 31, 1997, the closing price of the Company's common stock was $7.25.

     There were approximately 72 shareholders of record as of September 30, 1997, excluding the beneficial owners whose securities are held in street name which the Company approximates at 2,000.

     The Company has never paid any cash dividends on its Common Stock and has no intention to pay cash dividends on its Common Stock in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of the Company's business. Any future declaration of cash dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors.

                                   BUSINESS

General

     The Company, incorporated in 1982 in Delaware is a technology company that has historically had DSP as its core strength. DSP is an enabling technology driving the emergence of rapidly growing technology markets such as ISP and RAS markets (see "Industry Background"). In August 1997, the Company announced its intent to focus on the RAS market opportunity through product offerings that provide high density and cost effective remote access data solutions for open system platforms. The Company's remote access products target open system servers spanning a broad range of applications including telecommuting, internet processing and unified messaging. The RAS market is projected to grow from $2.5 billion in 1996 to over $8 billion by the year 2000 by International Data Corporation ("IDC"), a leading provider of information technology data, analysis and consulting services.

     Prior to 1996, the Company historically produced and sold DSP boards incorporating DSP processors developed by TI, Motorola Inc., Lucent Technologies and ADI which are designed to run on industry standard interfaces. The Company provided solutions to a customer's high-end DSP system needs either by the use of a company standard product, thereby reducing time-to-market, or by utilizing the Company's DSP expertise to custom design a DSP hardware and software solution. These products were marketed to OEMs and the U.S. Department of Defense through an internal sales force and independent sales representatives in the United States and through independent sales representatives and dealers internationally. In recent years, the consolidation of various defense prime contractors has negatively impacted this market sector for DSP board business.

     Beginning in 1996, the Company commenced shipping its first product aimed at the rapidly growing CTI market. This product, the CTI-modem, incorporated multiple standard DSP chips in a single PC plug-in board and was targeted for the transaction processing market. To date, the majority of such shipments have been to one customer. During the third quarter of 1996, the Company began shipping its T1-modem product which provides up to thirty v.34 modems in a single ISA bus slot which is incorporated by OEMs in RAS systems. The Company recently introduced its T1-Modem+ which can provide up to thirty 56 kbps modems in a single ISA bus slot.

     In January 1996, the Company formed a communications systems team to begin development of an ADSL carrier class product targeting the needs of major telecommunications and network service providers. Over the past 18 months, the team developed Horizon, a carrier class product which is currently in laboratory environments at a certain network service provider. In October 1996, the Company retained Needham and Company, Inc. ("Needham") as a financial adviser to contact prospective strategic marketing partners. For purposes of developing a strategic marketing relationship with regard to the Company's ADSL product. The Company's recent strategic decision to focus on the RAS marketplace has led to the Company announcing in August 1997 its intent to seek a buyer for the Horizon product and team. The carrier class product does not fit well into the Company's markets and customer base. Needham is representing the Company in this effort.

     In May 1997, the Company introduced an open system networking solution called RASCAL, that allows windows based NT servers manufactured by various PC OEMs to function as a remote access server. This product will be sold through the Company's internal sales force and value added resellers directly to end-users.

     For the nine months ended September 30, 1997, the Company reported net sales of $10,104,405 and a net loss of $10,125,992 or $1.11 per share. Working capital amounted to $6,686,867, including cash and marketable securities of $5,057,362. For a more complete discussion of the results of operations see Management's Discussion and Analysis of Financial Condition and Results of Operations.


Industry Background

     DSP is the conversion of signals-electrical representations of light, sound and other naturally occurring analog waveforms-into a stream of digital values (i.e., ones and zeroes) which may then be processed, manipulated, exchanged or stored by electronic systems in ways not possible when the signals are in analog form. DSP provides several processing advantages over analog technologies, including: (i) higher degrees of audio and video compression, resulting in greater storage and communication capacity; (ii) a greater ability to process and manipulate digital data, resulting in enhanced product performance; (iii) easier development and upgrades of multi-functional products through the use of reconfigurable software rather than dedicated analog hardware components, and (iv) the ability to provide a wide range of functions including integrated computer telephony, fax and data modems, voice mail, Internet access and CD quality audio in a single plug-in board which is upgradable over time. The Company believes that DSP's processing advantages over analog position DSP as an important technology for future generations of communications and consumer electronics products and personal computers, as well as emerging multimedia products. These advantages, combined with the declining cost of DSP chips, have resulted in significant growth in the uses of DSP.


Data Communications Market

     The Company offers the industry's highest density and most cost-effective remote access data solutions for open systems platforms. The Company's standard and custom remote access products target open systems servers spanning a broad range of applications, including telecommuting, Internet access, corporate Intranet access, on-line services, transaction processing, and unified messaging. The company's RASCAL and T1-Modem product families are remote access and modem pool solutions providing ISDN and 56-kbps modem remote access.

General Purpose DSP

     DSP technology is being applied in a wide range of commercial and defense applications which often require the processing power of multiple DSP chips. The Company historically has focused on VME based DSP sub-systems that incorporate TI or ADI DSP technology. Multiprocessing is often required in specialized applications such as medical imaging, instrumentation, professional audio, telecommunications, and defense electronics. The Company's multiprocessing DSP products enable signal-processing tasks to run concurrently on a low-cost computer platform.

     Medical Imaging. There are many types of medical imaging techniques that are well suited for DSP technology, such as mammography, computer tomography, magnetic imaging and ultrasound. The Company believes that as a result of the increasing use of digitized images, as opposed to film-based images, the use of DSP sub-systems in medical imaging applications will increase. Many of these applications require a combination of high-resolution images and very high processing requirements which make multiprocessing DSP systems well-suited for this market.

     Instrumentation. Multiprocessing DSP boards may be used in instruments which analyze a number of independent signals simultaneously. For example, geologists may use underground instruments to search for oil and minerals. Multiprocessing DSP systems are employed to analyze both passive and stimulated subterranean signals entering the system from multiple channels.

     Professional Audio. In the professional audio field, there is a requirement for simultaneously processing many channels, or tracks, of audio. Currently, the professional audio market is in the midst of a transition from analog-based tape recording and analog mixing systems to digital hard disk recording and DSP-based mixing systems using a Digital Audio Workstation ("DAW"). A DAW is used to modify and combine multiple audio sources into a mono or stereo "mix" for distribution. DAWs are used in audio production in the recording, broadcast, film and multimedia authoring fields. Multiprocessing DSP systems are typically required for these uses.

     Telecommunications. The telecommunications industry has historically been a major user of DSP technology. In some cases, a multiprocessing DSP board is necessary to meet performance requirements. Apart from the Computer Telephony Integration market described above, multiprocessing DSP systems are used in cellular base stations and central office stations. With the ready availability of high performance, multiprocessing DSP systems, new applications in telecommunications are emerging. For example, the Company's largest customer in 1996 developed a product that uses sophisticated techniques to examine the radio transmissions of individual cellular phones thereby detecting and recording the cellular phone's "fingerprint." This customer has stated that cellular phone fraud can be combated by employing this technique. The amount of processing required, however, demands the use of a multiprocessing DSP system. This customer accounted for approximately 32% of total sales in 1996 and 24% of total sales for the nine months ended September 30, 1997.

     Defense Electronics. Multiprocessing DSP is often required in defense applications, including radar, sonar, infrared processing, electronic countermeasures, satellite imaging, surveillance and encryption. Multiprocessor DSP boards have long been employed by the defense industry and, the Company believes that, while the over-all defense budget has been decreasing, spending for technological improvements and enhancements will continue.


Products

     The Company currently offers a number of DSP hardware and software products. They include:

OEM Products

     Hydra Series VME Boards. The Hydra series comprises VMEbus DSP boards based on two or four Texas Instruments TMS32OC4x DSP chips. The Company believes that Hydra is well-suited to large processing tasks that require multiple DSP chips in an industrial or defense environment. The Company introduced an enhanced version of Hydra, called HydraPlus, in mid 1995, which supports a memory capacity approximately four times greater than the original Hydra.

     PC-Hydra. PC-Hydra, first introduced in August 1994, is a modular version of Hydra for the PC ISA bus. Based on industry-standard TIM-40 modules, PC-Hydra can be configured with one to eight 50 MHz TMS32OC4x DSP chips. Its modular architecture eases upgrading to newer technologies, as available.

     Hammer Head V200. Hammer Head V200 was introduced in March 1997. It is a SHARC VME bus board equipped with six 40-MHZ SHARC floating point digital signal processors. The Hammer Head V200 also features two open I/O based board access sites based on Ariel's Open Hardware Architecture ("OHA"). The two sites enable designers to take advantage of off-the-shelf radar and sonar I/O modules. Hammer Head V200 is based on Analog Devices 40-MHZ ADSP210260 and 21062 DSPs.


Data Communications Products

     CTI-Modem. CTI-Modem currently provides sixteen V.32 modems in a single ISA slot and supports both MVIP and SCSA protocols. CTI-Modem runs on the Company's DC-5 product which implements multiple DSP's on a single ISA plug in board. Coordination and control of simultaneous modem tasks running on multiple processors is managed by AT&T's VCOS operating system running on the DC-5 board. In addition, the Company has developed a modem API (Application Programing Interface) to ease the task of software integration. The Company believes that CTI-Modem addresses the requirements of the transaction processing markets.

     T1-Modem. T1-Modem provides a twenty-four V.34 modem port solution in a single ISA slot for network OEMs. T1-Modem+ provides sixteen, twenty-four or thirty K56FLEX modems in a single ISA bus slot for network OEMS. The Company believes that T1-Modem product line addresses the requirements of the RAS concentrator market place.

     RASCAL(TM) is an easy to install PC-board set that enhances any existing Windows NT-based server with a complete departmental remote access solution. RASCAL includes up to forty-eight 56-kbps digital modems and a single or dual PRI/T1 digital telephony interface providing the lowest cost per port available. The Company believes RASCAL RS1000 addresses the installed base of Windows based servers that are currently not RAS capable.


Manufacturing and Quality Control

     The Company utilizes contract manufacturing for substantially all of its manufacturing processes, thereby allowing the Company to focus resources on product research and development and customer support. The Company's internal manufacturing operations consist primarily of production of prototypes, test engineering, materials purchasing and inspection and quality control. In 1996, the Company implemented systems within operations to be full turnkey on its high volume product lines. The procurement of components, assembly, testing and quality control of these printed circuit board assemblies will be coordinated through a limited number of high quality contract manufacturers. The Company believes that such manufacturers are able to meet the Company's needs by reducing working capital requirements, producing high quality products and allowing the

Company to focus its efforts on design rather than production. The Company monitors the performance and quality of the work performed by its outside contractors by using the Company's internal quality assurance procedures and by making regular visits to manufacturing facilities.

     The Company purchases DSP chips and certain other components from Lucent Technologies, Rockwell International, Inc., Motorola Inc., TI, and ADI, each of which manufacturers and is the sole supplier of DSP chips upon which specific products have been developed. The Company does not have long-term agreements with any of these suppliers. Although the Company has not experienced any material difficulties in obtaining supplies or manufactured products, any reduction or interruption in supply or manufacturing from these third party contractors would adversely affect its ability to continue to deliver its products.

     The Company intends to implement procedures necessary to satisfy the requirements for ISO-9000 certification. These procedures apply to design, procurement, production, inspection, testing, sales, technical assistance and maintenance. The Company currently does not have ISO- 9000 certification for its products, but will evaluate in 1998 the feasibility of receiving certification during calendar year 2000. The Company believes that obtaining ISO-9000 certification will improve its ability to successfully compete in the European Union Countries since a growing number of potential customers in that region are demanding that their suppliers be ISO-9000 certified.


Sales, Marketing and Customers

     The Company markets its product in the United States primarily through a direct sales force and through independent sales representatives. The Company recently hired a Vice President-Sales with over 20 years experience selling data communications products. Additionally, sales managers have been hired for territorial coverage in Nashville, Tennessee, Thousand Oaks, California and North Bend, Washington. Internationally, the Company sells its products through value added resellers and distributors in Europe, Israel and the Far East and maintains a sales office for one salesman in Berlin, Germany. The Company also maintains regional sales offices in San Diego, California, San Francisco, California and Cranford, New Jersey.

     The Company's direct sales force has historically targeted high-volume system integrators and OEM customers. An OEM customer who wishes to incorporate DSP technology into an end product can either design the DSP sub-system internally (make) or purchase (buy) the sub-system from a third party such as the Company. In a make versus buy scenario, buy decisions are often driven by time-to-market processes and cost consideration. The RASCAL product is the Company's first end-user product. Up to now, the Company's products offerings have been components in an OEM product.

     The Company obtains most new sales prospects through advertising, existing customers, strategic relationships and trade show participation. Principal marketing activities include display advertising in trade publications, direct mail, trade show participation and a home page on the World Wide Web.

     The Company believes that customer service and support have been a significant factor in distinguishing the Company from other DSP providers. Technical support is provided by customer support employees located at the Company's headquarters. The Company also offers extensive documentation describing its products and provides telephone and electronic mail support to assist its customers.

     The Company markets its products to Fortune 500 companies, research laboratories, computer instrumentation companies and numerous branches of U.S. and foreign governments. In 1995, sales to AVID Technology, Inc. accounted for approximately 14% of the Company's sales and in 1996, sales to Corsair Inc. accounted for approximately 32% of the Company's sales. For the nine months ended September 30, 1997, sales to Corsair accounted for approximately 24% of the Company's sales. All outstanding purchase orders for this customer were completed during the first calendar quarter of 1997.


Product Research and Development

     The Company has continued to focus its research and development efforts on data communication products targeting the RAS and ISP markets as well as a carrier class product for the emerging ADSL market. The Company's ongoing product development activities also include the enhancement of current products, the adaptation of third-party technologies to its products and the development of new product options and features. From time to time, the Company has employed consultants to perform certain research and development functions. The Company has continued this practice in 1997 as a means of augmenting its internal research and development capabilities.

     The Company incurred $4,280,640 in research and development expense for the nine months ended September 30, 1996, which represented 48% of sales. This compared to $7,760,244 or 77% of sales for the nine months ended September 30, 1997. The Company incurred $6,860,665 or 53% of sales in research and development expenses for 1996 compared to $2,482,561 or 26% of sales for 1995 and $1,111,394 or 16% of sales for 1994.

Intellectual Property

     The Company believes its success is dependent, in part, on proprietary technology. The Company seeks to maintain the proprietary nature of its technology by several methods. First, substantially all of the Company's hardware products contain security codes which deter duplication by third parties. Second, the Company copyrights certain aspects of its products. Third, the Company generally enters into confidentiality agreements with its employees and limits access to its proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of the Company's products or to obtain information that the Company regards as proprietary. Since the Company does not actively pursue patent protection on its products and does not hold patents on any of its current products, in the event competitors are able to create substantially similar or duplicate products, the Company will not be able to avail itself of the protection afforded by the patent laws.

     The Company believes that due to the rapid pace of innovation within its industry, factors such as the technological expertise of its personnel and ongoing reliable product maintenance and support are more important in establishing and maintaining a leadership position within the industry than the pursuit of various legal protections of its technology.

     The Company also depends upon development, supply, marketing, licensing and other operative relationships with third parties for complementary technologies incorporated in the Company's products. These cooperative relationships, many of which have been in place for a number of years, are with hardware and software developers pursuant to which the Company and the developers make their technology available to the other for the purpose of achieving compatible products. Some of these relationships are based upon annually renewable license agreements under which the Company obtains technology necessary to produce its products. Although the Company has no reason to believe that these mutually beneficial relationships will end, these relationships are generally non-exclusive and terminable, and there can be no assurance that the Company will be able to maintain these relationships or to initiate additional similar relationships. The loss of certain cooperative relationships, particularly with any of the DSP chip suppliers, may have a material adverse impact on the Company's business.

     On May 2, 1995, the Company obtained a two year license to port AT&T's VCOS software for use with the Company's products running under the UNIX, OS/2, Windows NT and Apple OS operating systems. During the term of the license, and for a period of one year thereafter, AT&T will not compete with the Company by using ported versions of VCOS. Any ownership of ported versions of VCOS remains with AT&T. In March 1996, the Company and AT&T executed an amendment to such agreement to extend the term for an additional five years, through March 2001.

     On September 12, 1997, the Company announced it had signed a five year cooperative development and licensing agreement with TI. Under terms of the agreement, the Company will participate in the development of products which incorporate the Company's proprietary software into DSP products to be sold by TI. The Company has received an initial fee of $750,000 for its non-recurring expenses, which is included in deferred revenues as of September 30, 1997, and will receive additional non-recurring development fees in accordance with achievement of defined milestones. Additionally, the Company will grant to TI a royalty bearing, and non-exclusive license to distribute DSP products using the Company's technology. The Company will receive a per unit royalty fee for every product shipped as defined in the agreement.


Backlog

     Firm backlog shipable within a twelve month period was approximately $5.7 million at September 30, 1997 compared to $6.1 million at December 31, 1996, and approximately $1.7 million at December 31, 1995. The

Company's order trend is characterized by delivery cycles that dates from several days to quantities deliverable over several months. Accordingly, a substantial portion of sales in each fiscal quarter are derived from backlog at the beginning of such quarter. Customers may revise scheduled delivery dates or cancel orders.


Competition

     The Company competes in its markets based upon price/performance advantages offered by a number of its products, certain product features and its ability to meet customer delivery requirements on a timely basis. Many of the Company's competitors have substantially greater financial resources, larger research and development and sales staffs and greater name recognition than the Company. The primary competition for Ariel products are engineering and manufacturing departments within OEMS, third party RAS manufacturers and third party modem board manufacturers.

     There is no assurance that the Company will be able to compete successfully or develop competitive products in the future. The Company believes it has substantially strengthened its competitive position in the CTI marketplace with the introduction of the T1-Modem, T1-Modem+, and RASCAL products.


Employees

     As of September 30, 1997, the Company had 118 employees, including 4 part-time employees. None of the Company's employees is represented by a collective bargaining agreement nor has the Company experienced any work stoppage. The Company believes its relationship with its employees is satisfactory.


Properties

     The Company maintains office and light assembly space comprising approximately 30,000 square feet at 2540 Route 130, Cranbury, New Jersey pursuant to a lease, expiring January 2001, at an annual rental of approximately $384,000. The Company has two five-year options to renew the lease at fair market value. The Company also currently maintains a branch office in San Diego, California and a regional sales offices in Berlin, Germany and a regional marketing office in Santa Barbara, California.

     In December 1996, the Company leased 11,740 square feet in Piscataway, New Jersey for office and laboratory use related to its ADSL product development efforts. This lease expires in December 2001 and has an annual rental of $197,915. The Company has two five year options to renew the lease at fair market value and also has an option (which expires December 31, 1997), to lease an additional 4,500 square feet under the same terms and conditions as the existing lease.


Legal Proceedings

     The Company is not engaged in any material legal proceedings.


Selected Financial Data

     The Selected Financial Data of Ariel Corporation, as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Company's audited financial statements, which were audited by Coopers & Lybrand L.L.P., independent accountants. The reports of such accountants with respect thereto, as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995, and 1996 appear elsewhere in this Prospectus. The Selected Financial Data of Ariel Corporation as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 were derived from the unaudited financial statements, included elsewhere herein, and which, in management's opinion include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of results to be expected for the full fiscal year.

     The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition," and the Financial Statements of the Company and the Notes to Financial Statements included elsewhere in this Prospectus.

                                                                 Years ended December 31,
                                          1996             1995            1994             1993            1992
                                      ---------------  ---------------  ---------------  --------------  ------------
Results of Operations
Sales ..............................   $ 13,030,637     $  9,515,433     $  6,865,249     $5,805,711      $6,008,869
Operating costs and expenses  ......     22,576,475       12,935,571        8,356,429      6,225,905       5,638,509
Operating income (loss) ............     (9,545,838)      (3,420,138)      (1,491,180)      (420,194)        370,360
Income (loss) before income taxes        (8,801,457)      (3,232,401)      (1,456,473)      (385,102)        371,358
Net income (loss) per share   ......          (1.10)            (.68)            (.47)          (.12)            .10
Financial Position:
Cash, cash equivalents, and
 marketable securities  ............   $ 10,625,960     $ 13,979,009     $    313,189     $1,375,850      $   35,202
Working capital   ..................     13,795,613       16,084,594          844,478      2,129,919         519,025
Equipment, net .....................      2,036,897          567,941          441,141        361,113         241,584
Total assets   .....................     20,103,064       18,932,434        3,010,579      3,838,518       2,032,157
Notes payable -- long term .........             --               --               --             --              --
Stockholders' equity ...............     16,198,895       16,989,104        1,015,913      2,511,916         781,914

                                        Nine Months Ended September 30,
                                           1997               1996
                                      ------------------  ---------------
Results of Operations
Sales ..............................   $10,104,405         $  8,943,415
Operating costs and expenses  ......       20,509,819        14,995,680
Operating income (loss) ............      (10,405,414)       (6,052,265)
Income (loss) before income taxes         (10,125,992)       (5,501,660)
Net income (loss) per share   ......            (1.11)             (.72)
Financial Position:
Cash, cash equivalents, and
 marketable securities  ............   $  5,057,362        $ 13,847,764
Working capital   ..................        6,686,867        17,204,865
Equipment, net .....................        2,495,400         1,487,627
Total assets   .....................       13,997,047        21,718,485
Notes payable -- long term .........        2,400,000                --
Stockholders' equity ...............        7,586,940        19,080,409

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The discussion and analysis below should be read in conjunction with the Financial Statements of the Company and the Notes to Financial Statements included elsewhere in this Prospectus.

Results of Operations

     The following table sets forth certain Statements of Operations data as a percentage of sales for the periods indicated.

                                                                                           Nine Months Ended
                                                  Years ended December 31,                    September 30,
                                          1996           1995           1994            1997           1996
                                         ------------   ------------   ------------   -------------   ------------
Sales   ..............................    100.0%         100.0%         100.0%          100.0%         100.0%
Cost of goods sold  ..................     51.8           48.5           48.0            55.2           51.3
                                          -----          -----          -----          ------          -----
Gross profit  ........................     48.2           51.5           52.0            44.8           48.7
Sales and marketing expenses .........     33.3           30.7           28.2            35.4           33.2
General and administrative
 expenses  ...........................     35.5           30.6           29.3            31.8           35.3
Research and development
 expenses  ...........................     52.6           26.1           16.2            76.8           47.9
Restructuring Charge   ...............       --             --             --             3.8             --
                                          -----          -----          -----          ------          -----
Total Operational Expenses   .........    121.4           87.4           73.7           147.8          116.4
Loss from operations   ...............    (73.2)         (35.9)         (21.7)         (103.0)         (67.7)
Other, net ...........................      5.7            2.0             .5             2.8            6.2
                                          -----          -----          -----          ------          -----
Loss before income tax benefit  ......    (67.5)         (33.9)         (21.2)         (100.2)         (61.5)
Income tax benefit  ..................       --             --             .8              --             --
                                          -----          -----          -----          ------          -----
Net Loss   ...........................    (67.5)%        (33.9)%        (20.4)%        (100.2)%        (61.5)%
                                          =====          =====          =====          ======          =====

Nine months ended September 30, 1997 as compared to nine months ended September 30, 1996

Net Sales

     Worldwide sales were $10,104,405 for the nine months ended September 30, 1997, an increase of $1,160,990 or 13% compared to worldwide sales of $8,943,415 for the nine months ended September 30, 1996. Domestic sales were $9,321,958 for the nine months ended September 30, 1997 compared to $7,606,663 for the nine months ended September 30, 1996. The increase in domestic sales for the nine months ended September 30, 1997 reflects increased shipments of the Company's T1-Modem and CTI Modem products offset by decreased shipments of various DSP OEM products. Export sales were $782,447 for the nine months ended September 30, 1997 compared to $1,336,752 for the nine months ended September 30, 1996. The decrease is the result of lower export sales to certain DSP OEM customers in the audio and medical industries.


Gross Profit

     Gross profit increased $168,441 or 4% to $4,528,272 for the nine months ended September 30, 1997 compared to $4,359,831 for the nine months ended September 30, 1996. Gross profit margin as a percentage of sales was 45% for the first nine months of 1997 compared to 49% for the first nine months of 1996. The decrease is the result of a shift in product mix from DSP OEM products to shipments of data communications products.


Sales and Marketing

     Sales and marketing expenses were $3,583,142 or 35% of sales for the nine months ended September 30, 1997 compared to $2,972,661 or 33% of sales for the nine months ended September 30, 1996. The increase of $610,481 reflects increased trade show expenses of approximately $253,000 relating to first time attendance at certain trade shows where the Company's RASCAL and ADSL DSLAM carrier class products were introduced. Advertising and marketing expenses increased by approximately $144,000 reflecting increased expenditures related to T1-Modem and RASCAL product lines.


General and Administrative

     General and administrative expenses increased by $52,051 from $3,158,795 or 35% of sales for the nine months ended September 30, 1996 to $3,210,846 or 32% of sales for the nine months ended September 30, 1997. The increase reflects higher salaries and benefits of approximately $238,000 related to seven new hires, along with approximately $98,000 of various operating expenses related to these hires. The nine months ended September 30, 1996 included approximately $284,000 of non-recurring severance expenses related to certain management personnel.


Research and Development

     Research and development expenses were $7,760,244 or 77% of sales for the nine months ended September 30, 1997 compared to $4,280,640 or 48% of sales for the nine months ended September 30, 1996. The increase of $3,479,604 reflects an increase of approximately $1,196,000 in salaries and related expenses reflecting an increase in engineers to meet the demands for internal product development in the data communication and CSG product groups. Additionally, outside contract labor expenses increased by approximately $935,000 for projects related to forward looking technologies.


Restructuring Charge

     In September 1997, the Company announced a reduction in workforce of 11 employees. Additonally, effective September 26, 1997, the Company terminated the employment agreement of Jeffrey Sasmor, its Vice Chairman and Secretary, and entered into a termination agreement with Mr. Sasmor. (See "Employment Agreement"). As a result of the reduction in workforce and Mr. Sasmor's termination agreement, the Company recorded a restructuring charge of $379,454 which reflects severance and related employee benefits payments, of which $143,072 was paid as of September 30, 1997.


Other Matters

     In January 1996, the Company formed a communications systems team to begin development of an ADSL carrier class product targeting the needs of major telecommunications and network service providers. To date, the team has developed Horizon, a carrier class product which is currently in laboratory environments at a certain network service provider. The Company's recent strategic decision to focus on the RAS marketplace has led to the Company's announcing in August 1997 its intent to seek a buyer for the Horizon product and team. The carrier class product does not fit well into the Company's markets and customer base. Needham and Company is representing the Company in this effort.

     The Company has incurred approximately $4.9 million in costs and expenses on a cumulative basis from January 1, 1996 through September 30, 1997, related to this product effort. For the nine months ended September 30, 1997, costs and expenses approximate $3.1 million for such product. The Company expects to incur approximately $1.0 million of costs and expenses in the fourth quarter of 1997 with respect to this product. The Company is currently in discussion with several companies concerning the purchase of the Horizon product and team, but no definitive sale agreement has been reached as of the date of this Prospectus.


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Worldwide sales were $13,030,637 for 1996, an increase of $3,515,204 or 37% from $9,515,433 for 1995. Domestic sales for 1996 were $11,476,056 compared to $7,578,844 for 1995, an increase of $3,897,212 or 51.4%. This increase is the result of increased shipments of certain DSP OEM products as well as first time shipments of the Company's T1-Modem product to certain telecommunications customers. Export sales were $1,554,581 for 1996 compared to $1,936,589 for 1995. The decrease of $382,008 is a result of lower shipments in 1996 to a user of DSP boards in the audio industry. One customer purchased one DSP OEM product that accounted for 32% of total sales for 1996. The Company's backlog at December 31, 1996 included approximately $2,500,000 of orders for this customer, were shipped by March 31, 1997.

     Gross profit increased to $6,277,608 for 1996 from $4,900,084 for 1995. Gross profit margin, however, decreased from 51.5% in 1995 to 48.2% for 1996. The decrease in gross profit margin for 1996 is a result of net sales for 1996 containing a high content of DSP OEM product sales that carried lower gross margins than in 1995.

     Sales and marketing expenses were $4,341,151 or 33.3% of sales for 1996 compared to $2,922,826 or 30.7% of sales for 1995. The increase of $1,418,325 includes $346,000 for salaries and wages reflecting the addition of several full-time employees in the Company's sales support area. Advertising and marketing expenses increased approximately $459,000 reflecting expenditures for print advertising brochures and marketing programs associated with the introduction of the Company's CTI and TI-Modem products as well as certain OEM DSP products. Sales commissions incurred by direct sales employees increased by approximately $118,000 reflecting the increase in volume for 1996.

     General and administrative expenses were $4,621,630 or 35.5% of net sales for 1996 compared to $2,914,835 or 30.6%, an increase of $1,706,796 or 58.6%.
Salaries and wages increased by approximately $459,000 reflecting non-recurring severance expense of $284,000 related to certain management personnel and the addition of human resource and accounting managers. Recruitment expenses increased by $256,000 reflecting placement fees for certain staff positions and recruitment print advertising in major cities for engineers and support staff. Relocation expense increased by $171,000 reflecting the relocation of a senior executive to our corporate office and the closing of the Company's liaison office in Paris, France. Rent expense increased by $290,000 reflecting principally the Company's occupancy of its 30,000 square foot corporate headquarters in January 1996. Legal fees increased by $131,000 due primarily to increased activity in licensing and labor law and OEM agreements. Investor relations expense increased by $191,000 reflecting increased listing fees associated with the Company's listing on the NASDAQ National Market, and a significant increase in investor relations activity related to financial public relations.

     Research and development expenditures were $6,860,665 or 52.6% of sales compared to $2,482,561 or 26.1% of sales, an increase of $4,378,104. Salaries and wages increased to $1,278,000 reflecting a significant increase in hiring of engineering staff to meet the demand of internal product development in both the CTI and CSG groups. Additionally, the Company incurred increased consulting expenses of $1,486,000 related to certain product development provided for CTI and CSG. For 1997, the Company anticipates that overall spending for research and development is expected to increase over the 1996 level in order to meet scheduled release dates for new products.

     For the foregoing reasons, the Company incurred a net loss of $8,801,457 for 1996 compared to a net loss of $3,233,401 for 1995.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Worldwide sales increased by $2,650,184 or 39% to $9,515,433 for 1995 from $6,865,249 for 1994. Domestic sales for 1995 were $7,578,844 compared to $5,608,080 for 1994, an increase of $1,970,764 or

35.1%. The increase in sales was due to the introduction of several new OEM products during 1994 as part of the Company's shift in marketing strategy, which had minimal impact on sales during 1994. Export sales increased to $1,936,589 for 1995 from $1,257,169 in 1994, an increase of $679,420 or 54.0%.
The increase was the result of sales to a foreign affiliate of a domestic OEM customer.

     Gross profit increased to $4,900,084 for 1995 from $3,569,931 for 1994. Gross profit margin decreased slightly to 51.5% in 1995 from 52.0% in 1994. The slight decrease in gross profit margin reflects the change in product mix to the OEM market which resulted in higher unit volumes with reduced gross profit margins compared to prior years. Over the last six months of 1995, gross profit margin was 53.9% compared to 52.3% for the last six months of 1994. The improved gross profit margin trend over the last six months of 1995 reflects a positive mix of sales of products and product configurations with higher gross margins.

     Sales and marketing expenses were $2,922,826 or 30.7% of sales for 1995 compared to $1,937,227 or 28.2% of sales for 1994. The increase of $985,599 or 51% for 1995 includes approximately $370,000 in salaries and wages reflecting additions to the field sales force and to technical staff in San Francisco, California and Paris, France, as well as expansion of the marketing and sales support groups during 1995. Sales commissions increased by approximately $235,000 as a result of the increase in sales volume for 1995. Travel and related expenses increased by approximately $177,000 reflecting the significant increase in travel for the Company's field sales force and senior sales executives for 1995 compared to 1994. The Company expects sales and marketing expenses to increase as the Company further expands sales and marketing efforts as part of the expansion of its CTI business.

     General and administrative expenses were $2,914,835 or 30.6% of sales for 1995 compared to $2,012,490 or 29.3% of sales for 1994. The increase of approximately $902,000 or 45% includes an increase of $203,131 in salaries and wages related to the addition of a Chief Financial Officer (effective May 1, 1995), a Corporate Controller (November 1994), and certain other staff and clerical positions, some of whom were not employed by the Company until 1995. Payroll related expenses increased by approximately $101,000 reflecting the employee headcount increase December 31, 1994 to December 31, 1995. Recruitment and relocation expenses increased by $95,000 as a result of the recruitment and relocation of certain senior level management and engineering personnel. Commercial insurance costs increased by $122,000, principally reflecting premium expense for directors and officers liability insurance, which was not in effect in 1994. Health and life insurance expenses increased by $100,000 due to the increase in headcount in 1995. Consulting and contracting expenses increased by $101,000, primarily related to the retention of a consultant who provides management advisory services.

     Research and development expenditures were $2,482,561 or 26.1% of sales for 1995 compared to $1,111,394 or 16.2% of sales for 1994, an increase of $1,371,167 or 123.4%. The increase was due primarily to hiring additional engineers to meet the demands for product development testing and engineering activities related to developing products specifically for the OEM marketplace. Additionally, during the second quarter of 1995, the Company hired a core group of senior level software engineers and a general manager to pursue opportunities in the CTI industry.

     For the foregoing reasons, the Company incurred a net loss of $3,223,401 for 1995 compared to a net loss of $1,399,072 for 1994.

Liquidity and Capital Resources

     On June 12, 1997, the Company announced it had completed a $10 million credit facility with Transamerica Business Credit Corporation's Technology Finance Division, of Farmington, Connecticut. This facility provides a five-year, $6.0 million term loan and a three-year, $4.0 million revolving credit facility ("Revolver"). The term loan provides for an immediate advance of $3.0 million and a second advance of $3.0 million upon achievement of any one of certain milestones such as profitability, net proceeds of at least $7 million from the sale of common stock, or achievement of a significant strategic partner relationship. The Revolver provides for up to $4.0 million in advances based on a formula of eligible accounts receivable and inventory. As of November 30, 1997 the Company could have borrowed $2.1 million under this Revolver. This Revolver can be increased to $7.0 million in the event that the Company achieves one of the milestones, but elects not to draw the second advance under the term loan. Additionally, the Revolver can be extended for two additional one-year periods. As of September 30, 1997, there was $3.0 million outstanding under the term loan and there were no outstanding advances under the Revolver. Payments of principal and interest are due in arrears in twenty consecutive quarterly installments, payable on the first day of each calendar quarter commencing October 1, 1997. The interest rate under the term loan is based on the weekly average of the interest rate on five year U.S. Treasury Securities for stated periods plus an agreed upon number of additional basis points. At September 30, 1997, the interest rate in effect was 11.66%. The interest rate in effect under the Revolver is based on the prime rate plus 2.50%. Under terms of the credit agreement, the Company must maintain agreed upon levels of financial performance, including the maintenance of cash or cash equivalents on hand at all times of not less than $3.0 million during the fiscal year ended December 31, 1997 and $4.0 million during the fiscal year ended December 31, 1998 and $4.5 million thereafter.

     In addition, the credit agreement includes a material adverse effect clause, whereby Transamerica can accelerate the due date of the loan if certain changes in conditions (financial or otherwise) are deemed to have a material adverse effect on the Company or its ability to meet its obligations.

     In anticipation of possible noncompliance of certain financial covenants at December 31, 1997, Trans-america has given the Company an unconditional waiver with respect to each of these financial covenants for the fiscal year ending December 31, 1997, with the exception of the accounts receivable collection period for which the Company is and expects to be in compliance.
Such waived covenants are as follows: minimum tangible net worth of $10,000,000 as of December 31, 1997; minimum gross profit margin of 45% for the fiscal year ended December 31, 1997; and a maximum operating loss percentage of (30%) for the fiscal year ended December 31, 1997. The Company does not expect to be in compliance with such covenants through December 31, 1997. The Company anticipates being in compliance with such financial covenants in the future, based on increased levels of new product sales, the anticipated sale of the Horizon product and team and the possibility of an equity offering. Additionally, Transamerica has agreed to waive the minimum cash on hand covenant through December 31, 1998, which allows the Company to use all of its cash, as needed. Transamerica has reviewed the Company's Form 10-Q for the quarterly period ended September 30, 1997 and its forecasted balance sheets and statements of operations and cash flows dated October 16, 1997 for the fourth quarter of 1997 and calendar years 1998 and 1999, and does not deem such information contained in such documents as a material adverse event. Management believes such forecasted balance sheets and statements of operations and cash flows are reasonable and the likelihood of the occurrence of a material adverse event is remote.

     During the nine months ended September 30, 1997, there was a net increase in cash and cash equivalents of $430,779, including a net amount of $5,993,634 in proceeds from the maturity and sale of investments in marketable securities which were used to fund operations. On June 13, 1997 the Company received gross proceeds of $3,000,000 under the above referenced term loan. At September 30, 1997, cash and cash equivalents amounted to $5,057,362. Working capital amounted to $6,686,867 at September 30, 1997 compared to $13,795,613 at December 31, 1996, a decrease of $7,108,746.

     Net cash used in operating activities for the nine months ended September 30, 1997 amounted to $8,343,606. The negative cash flow from operations was primarily the result of the Company's net loss of $10,125,992. Additionally, trade accounts payable and accrued expenses decreased by $1,090,228 reflecting lower shipments during the third quarter of 1997.

     Net cash provided by investing activities for the nine months ended September 30, 1997 amounted to $4,695,884. This included net proceeds of $5,993,634 from the maturity and subsequent sale of high quality government agency securities. Capital expenditures of $1,297,750 reflected purchases of computer and peripheral equipment related to engineering staff and final test and assembly in manufacturing and also office furniture related to the Company's relocation of its CSG group to Piscataway, New Jersey in January 1997.

     Net cash provided by financing activities for the nine months ended September 30, 1997 amounted to $4,078,501, reflecting a draw down of $3,000,000 under the Transamerica term loan and $1,078,501 in proceeds from the exercise of common stock options.

     The financial statements have been prepared on a going-concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. The Company expects to incur costs and expenses in excess of expected revenues during the ensuing six months as the Company continues to execute its business strategy in the Remote Access market. There is no assurance that the Company will generate sufficient cash flow from product sales to liquidate liabilities as they become due. Accordingly, the Company may require additional funds to meet planned obligations through December 31, 1998 and will seek to raise such amounts through a variety of options, including equity financing, proceeds from the sale of the Horizon product and team, borrowings under the existing Revolver, and the expected future cash flows from operations. In the event the Company is unable to liquidate its liabilities, planned operations will need to be scaled back. Continuance of the Company as a going concern is dependent upon the Company's ability to generate capital and its attainment of profitable operations. The Company has commenced discussions with potential underwriters concerning the possibility of an additional equity offering. While there can be no assurances that an equity offering will be completed, the Company foresees closing such offering during the second quarter of 1998. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     During 1996, there was a net decrease in cash and cash equivalents of $9,352,426, of which a net amount of $5,930,544 was used to purchase marketable securities, resulting in a year-end cash balance of $4,626,583. Cash and cash equivalents at December 31, 1995 amounted to $13,979,000. Working capital amounted to $13,795,613 in December 31, 1996 compared to $16,084,594 at December 31, 1995, a decrease of $2,288,981.

     Net cash used in operating activities for 1996 was $9,147,539. The negative cash flow from operations was the result of the Company's net loss of $8,801,457 for the year ended December 31, 1996. Additionally, trade accounts receivables increased by $1,874,607 reflecting increased sales volume during the fourth quarter of 1996, and specifically in the month of December 1996. Inventories increased by $1,312,492 as a result of the Company's decision to order key raw material components in ample quantity to meet anticipated demand of its CTI TI-Modem product which began shipping during the third quarter of 1996. Net cash used in operating activities for 1995 was $5.1 million. The negative cash flow from operations was due primarily to a loss of approximately $3.2 million and an increase in inventory of approximately $1.2 million in anticipation of meeting increased customer demand on a timely basis. In addition, accounts receivable increased by approximately $745,000 reflecting the significant increase in sales for 1995.

     Net cash used in investing activities for 1996 amounted to $8,011,951 reflecting a net amount of $5,930,544 used to purchase high quality government agency securities with maturities greater than three months, and $2,081,407 reflecting purchases of computer and peripheral equipment to support the increase in engineering and professional staff and purchase of the equipment and leasehold improvements related to the Company's relocation to a larger facility in January 1996. Net cash used in investing activities for 1995 included approximately $437,000 in capital expenditures which was used primarily for the acquisition of computer hardware for engineering and professional staff added in 1996.

     Effective January 24, 1996, the Company's outstanding publicly traded warrants became eligible for exercise and under certain circumstances, could be called for redemption by the Company at a price per warrant of $0.01. On May 26, 1996, the Company notified all registered holders of warrants that it had elected to redeem on or after June 28, 1996 all warrants outstanding on the redemption date. Each holder of a warrant called for redemption could, within 30 days, elect to preempt the redemption by exercising the warrant and purchasing one share of common stock of the Company at an exercise price of $3.50. The Company received net proceeds of approximately $6,555,000 with respect to the exercise of such warrants.

     Cash flows from financing activities for 1996 amounted to $7,807,064. As previously discussed, the Company received $6,554,501 from the exercise of the outstanding publicly traded warrants. Additionally, the Company received $768,000 resulting from the exercise of 150,000 unit purchase options issued to the Company's underwriters in conjunction with its Initial Public Offering. Such options entitle the holder to purchase for an aggregate consideration of $768,000, 150,000 Underwriter Units. Upon exercise, each Underwriter Unit entitles the holder to one share of common stock and one warrant. The Company also received $516,087 from the exercise of outstanding stock options. Cash flows from financing activities for 1995 were approximately $19.2 million. On December 31, 1995, the Company had working capital of $16,084,594, including $13,979,000 in cash and cash equivalents. The Company began 1995 with cash and cash equivalents of approximately $313,000 and in January 1995 received net proceeds of approximately $5.7 million from its initial public offering. In December 1995, the Company received net proceeds of approximately $13.5 million from its secondary stock offering.

     Statements contained in this Prospectus that are not historical facts are forward looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the Company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward looking statements represent the Company's judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward looking statements.

                                  MANAGEMENT

     The following sets forth certain information regarding the Company's executive officers and directors. Except as otherwise set forth herein, executive officers serve at the discretion of the Board of Directors.

Name                         Age     Position
--------------------------   -----   -------------------------------------------------------------
Anthony M. Agnello  ......    48     Chairman of the Board of Directors, Chief Executive Officer
Brian A. Hoerl   .........    42     President and Chief Operating Officer
Gerard E. Dorsey .........    51     Senior Vice President -- Finance and Chief Financial Officer
Jeffrey M. Sasmor   ......    46     Director
Edward D. Horowitz  ......    49     Director
Harold W. Paul   .........    49     Director
Etienne A. Perold   ......    42     Director
Robert J. Ranalli   ......    59     Director

     Anthony M. Agnello co-founded the Company in 1982 and has served as Chairman of the Board and Chief Executive Officer. He also held the title of President from 1988 until September 17, 1996.

     Brian A. Hoerl was appointed President and Chief Operating Officer effective September 17, 1996. He was previously Vice President of Sales since November 1993. From December 1991 through October 1993, he was the Northeast District Sales Manager for Spectron Microsystems, Inc., a California-based manufacturer of DSP operating systems.

     Gerard E. Dorsey joined the Company in April 1995. Previously, he was President, Chief Executive Officer and Chief Financial Officer of Information Management Technologies Corporation, a provider of information and facilities management services, from December 1990 until September 1994. From August 1987 until December 1990, he was Corporate Treasurer of Loral Corporation.

     Jeffrey M. Sasmor has served as Vice President and Director of the Company since 1987. He was appointed Secretary effective June 18, 1996 and Vice Chairman of the Board of Directors on February 27, 1997. Effective September 26, 1997, the Company terminated the employment agreement of Mr. Sasmor and entered into a termination agreement with Mr. Sasmor. (See "Employment Agreement").

     Edward D. Horowitz has been a Director of the Company and a member of the Audit Committee since August, 1995. From 1989 to 1996, Mr. Horowitz was employed by Viacom International Inc., most recently as Senior Vice President -- Technology. He was also the Chairman and Chief Executive Officer of Viacom Interactive Media, and is a Director of Star Sight Telecast. Effective January 1997, Mr. Horowitz became Executive Vice President of Advanced Development of CitiCorp.

     Harold W. Paul has been a Director of the Company and member of the Compensation Committee since June, 1995. For more than five years, Mr. Paul has been a partner at Berger & Paul, L.L.P., a New York law firm specializing in securities matters.

     Etienne A. Perold has been a Director of the Company and member of the Compensation Committee since August, 1995. For more than five years Mr. Perold has been a management consultant specializing in the area of organizational communication and leadership development.

     Robert J. Ranalli has been a Director of the Company and a member of the Audit Committee since August, 1995. Mr. Ranalli served as President of AT&T Consumer Services from 1984 until his retirement in 1994, and three year terms each as Chairman of the Board for AT&T Universal Card Services and AT&T Transtech Services.

     The Company's Board of Directors is composed of six directors. The Board of Directors are divided into three classes and the members of each class are elected at the annual meeting of the stockholders held in the year in which the terms for that class expire, as follows: Messrs. Ranalli and Horowitz are Class I Directors, with terms expiring in 2000; Messrs. Perold and Sasmor are Class II Directors, with terms expiring in 1999; and Messrs. Agnello and Paul are Class III Directors, with terms expiring in 1998. The incumbent Board serves as a nominating committee for new directors.

     Mr. Agnello is a full-time employee who does not receive additional renumeration for serving as a director. In 1995, the Company compensated outside (i.e. non-employee) directors by issuing options to purchase 30,000 shares of common stock to Mr. Paul, options to purchase 10,000 shares of common stock to Mr. Perold, and options to purchase 50,000 shares of common stock to each of Messrs. Horowitz and Ranalli. In 1996, the Company granted 36,000 options from the 1996 Directors Plan to Mr. Perold -- 12,000 per year, for his continued services as a director through the 1999 Annual Stockholders Meeting. In 1997 the Company granted Messrs. Ranalli and Horowitz 25,000 options each for each year he serves on the Board. The Company also reimburses its outside directors for their expenses incurred in attending meetings of the Board of Directors.


Key Employees

     The following employee is recognized by Ariel to play an important part in the Company's operations.

     John Lynch, 40, has been employed as Vice President of CTI since June 1995. Mr. Lynch was appointed Chief Technology Officer in March 1997. Prior thereto, he was Research and Development Director of the AT&T ME Modem and Multimedia Department. From 1989 to 1993, he was Program Manager of VCOS Multimedia Products for AT&T Microelectronics.


Advisory Board

     The Company has established an Advisory Board whose function is to assist the Company in identifying technological and product development opportunities and to provide marketing and financial advice. The role of the Advisory Board is advisory only and, although management may be influenced by the recommendations of the Advisory Board, the Advisory Board possesses no decision-making authority on behalf of the Company. The members of the Advisory Board are as follows:

     Irwin Lieber has served for more than five years as President and Chief Executive Officer of Geo Capital Corp., a registered investment advisor. Mr. Lieber served as a director of Gates/FA from May 1987 to August 1994. He also served from June 1985 to February 1994 as a director of Cheyenne Software, Inc. ("Cheyenne") engaged in the development and sale of computer software products. He is also a general partner of Applewood Associates, L.P., a principal stockholder of the Company, and a general partner of 21st Century Communications Partners, L.P.

     Eli Oxenhom served as Chairman of the Board of Cheyenne from October 1986 until May 1994 and as President and Chief Executive Officer of Cheyenne from October 1986 to October 1993.

     Barry Rubenstein was one of the founders of Cheyenne and held several positions in its senior management. He is currently a private investor and for more than five years has been a general partner of Woodland Partners, an investment partnership. He is also a general partner of Applewood Associates, L.P., a principal stockholder of the Company, and a general partner of 21st Century Communications Partners, L.P.


Executive Compensation

     The following table summarizes the compensation earned over the last three fiscal years by the Chief Executive Officer, three executive officers and two other individuals who were not serving as executive officers at year end, whose earned compensation exceeded $100,000 for the year ended December 31, 1996.

                         SUMMARY COMPENSATION SCHEDULE

                                  Annual Compensation                        Long-Term Compensation
                          -----------------------------------  --------------------------------------------------
                                                                 Other Annual      Number of       All Other
                          Year      Salary           Bonus     Compensation (4)     Options     Compensation (5)
Anthony Agnello   ......  1996      $  202,408       $65,000      $   19,669             --        $   4,476
                          1995         160,000            --          12,863             --            4,620
                          1994         186,937(l)         --              --             --            4,497
Brian Hoerl ............  1996         159,470        36,888          13,214         50,000               --
                          1995              --            --              --             --               --
                          1994              --            --              --             --               --
Jeffrey Sasmor .........  1996         154,166        30,000         137,747(7)          --            3,578
                          1995         140,000            --          15,775             --            2,800
                          1994         140,100(3)         --          12,182         95,750            2,800
Gerard E. Dorsey  ......  1996         150,000            --          20,020             --            4,500
                          1995              --            --              --             --               --
                          1994              --            --              --             --               --
John Lynch  ............  1996         148,847            --          12,092             --            4,465
                          1995              --            --              --             --               --
                          1994              --            --              --             --               --
Mark Clayton   .........  1996          72,365            --          12,591             --           87,291(6)
                          1995         150,000            --          13,212             --            4,500
                          1994         183,585(2)         --              --             --            4,497

------------
(1) Includes $11,937 of royalties earned and $15,000 of royalties paid in 1994. See "Certain Relationships and Related Transactions."
(2) Includes $8,585 of royalties earned and $25,000 of royalties paid in 1994. See "Certain Relationships and Related Transactions."
(3) Includes $100 of royalties paid in 1994.

(4) Represents contributions made by the Company to the Company's medical and life insurance plans, a Company-provided automobile and club dues. Each individual item is less than 10% of salary for each year in which an aggregate amount appears in this column.

(5) Represents the Company's contributions to the Company's 401 (k) plan and profit sharing plan on behalf of its executive officers.
(6) Includes severance payment of $85,006.

(7) Includes $114,184 of relocation expenses.

                      OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding stock options granted to the six individuals named in the Summary Compensation Table. In addition, in accordance with the Commission's rules, the table also shows a hypothetical potential realizable value of such options based upon assumed rates of annual compounded stock price appreciation of 5% and 10% from the date such options were granted over the full term. The assumed rates of growth were selected by the Commission for illustrative purposes only, and are not intended to predict future stock prices which will depend upon market conditions and the Company's future performance and prospects. Based upon the closing stock price and the number of common shares outstanding at the end of 1996, an assumed annual stock price appreciation of 10% would produce a corresponding aggregate pretax gain over the full option term of approximately $241 million for the Company's common stockholders.


                                                                                      Potential Realized
                                                                                           Value at
                                                                                        Assumed Annual
                                                                                            Rates of
                    Number of                                                               Stock
                    Securities                                                        Price Appreciation
                    Underlying      % of Total Options    Per Share                          for
                     Options       Granted to Employees    Exercise    Expiration            Term
      Name         Granted (1)        In Fiscal Year      Price (2)       Date          5%         10%
-----------------  -------------  ----------------------  -----------  ------------  ----------  ---------
Brian Hoerl   ...    50,000               8.84%           $7.125        9/17/06       $580,294    $924,021


------------
(1) All options were made pursuant to the 1995 Stock Option Plan.
(2) Exercise price is the fair market value of the common stock at the date of grant.

                     AGGREGATE FISCAL YEAR-END OPTION VALUE

     The following table sets forth certain information concerning stock option exercises by the four individuals named in the Summary Compensation Table during 1996 including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 1996. Also reported are the values for "in-the-money" options which represent the excess of the closing market price of the Common Stock at December 31, 1996 over the exercise price of the option.


                                                                  Number of Securities            Value of Unexercised
                                                             Underlying Unexercised Options       In-The-Money-Options
                         Shares Acquired        Value           At December 31, 1996 (#)         At December 31, 1996($)
         Name              On Exercise       Realized($)       Exercisable/Unexercisable        Exercisable/Unexercisable
----------------------   -----------------   -------------   --------------------------------   --------------------------
Jeffrey Sasmor  ......        20,000           $204,750                37,875/37,875                $300,159/$300,159
Brian Hoerl  .........           -0-                -0-               37,500/112,500                $245,625/$503,125
Gerard Dorsey   ......        50,000           $350,000                25,000/25,000                $146,875/$146,875
John Lynch   .........         5,900           $ 41,763                23,525/70,575                $ 97,513/$292,538


Employment Agreements

     Anthony M. Agnello and Jeffrey M. Sasmor are each employed under a three-year employment agreement effective January 1, 1997, pursuant to which they are paid annual base salaries of $200,000 and $180,000 respectively. Effective September 26, 1997, the Company has terminated the employment agreement of Jeffrey Sasmor, its Vice Chairman and Secretary and entered into termination agreement with Jeffrey Sasmor under which Mr. Sasmor will receive total compensation of $285,000 payable in installments of $80,000 on September 26, 1997 and two equal payments of $102,500 on January 2, and July 1, 1998. In accordance with his employment agreement, the Company had also agreed to fully vest Mr. Sasmor in any stock options that were not currently vested and to pay for medical and dental insurance through December 31, 1998. Thus, 20,000 stock options exercisable at $7.125 per share vested and were exercisable by Mr. Sasmor as of September 26, 1997 rather than July 2, 1998. Gerard E. Dorsey is also employed under a three-year employment agreement, effective May 1, 1995, and pursuant to which he is paid an annual base salary of $150,000 with an additional allowance of $7,200 per year and a grant of 100,000 non-qualified stock options from the 1994 Stock Option Plan. Brian Hoerl is also employed under a three year employment agreement effective September 3, 1996, pursuant to which he is paid an annual base salary of $190,000. Each of these employees receives an automobile allowance and each may also receive annual bonuses at the sole discretion of the Board of Directors of the Company, based upon financial and operating performance of the Company. Messrs. Agnello, Sasmor and Hoerl have executed non-competition and non-solicitation agreements with the Company covering the two years following termination of their employment pursuant to which they have agreed not to solicit the customers or employees of the Company or become employed by or otherwise associated with a competitor of the Company.


1995 Stock Option Plan

     The Company adopted its 1995 Incentive Stock Option Plan ("Plan"), which was approved by the Company's stockholders at the annual meeting of stockholders on May 14, 1996. The stockholders ratified an amendment to the Plan at the annual meeting of stockholders held on June 13, 1997, increasing the number of shares issuable under the Plan from 600,000 to 1,200,000.

     The Board believes that the Plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the Plan, options to purchase an aggregate of not more than 1,200,000 shares of the Company's common stock may be granted.

     The Plan is administered by the Board of Directors, which may empower a committee of Directors to administer the Plan. The Board is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per-share exercise price for incentive stock options ("ISO") and for non-qualified stock options ("NQSO") will not be less than the greater of $4.00 per share or 100% of the fair market value of a share of the common stock on the date the option is granted (110% of fair market value on the date of grant of an ISO if the optionee owns more than 10% of the common stock of the Company). Upon exercise of an option, the optionee may pay the exercise price with previously acquired securities of the Company, or at the discretion of the Board, the Company may loan some or all of the purchase price to the optionee.

     Options will be exercisable for a term determined by the Board, which will not be greater than ten years from the date of grant. Options may be exercised only while the original grantee has a relationship with the Company which confers eligibility to be granted options or within three months after termination of such relationship with the Company, or up to one year after death or total and permanent disability. In the event of the termination of such relationship between the original grantee and the Company for cause (as defined in the Plan), all options granted to that original optionee terminate immediately. In the event of certain basic changes in the Company, including a change in control of the Company (as defined in the Plan), in the discretion of the Committee each option may become fully and immediately exercisable. ISOs are not transferable other than by will or the laws of descent and distribution. NQSOs may be transferred to the optionee's spouse or lineal descendants, subject to certain restrictions. Options may be exercised during the holder's lifetime only by the holder, his or her guardian or legal representative.

     Options granted pursuant to the Plan may be designated as ISOS, with the attendant tax benefits provided under Section 421 and 422 of the Internal Revenue Code of 1986. Accordingly, the Plan provides that the aggregate fair market value (determined at the time an ISO is granted) of the common stock subject to ISOs exercisable for the first time by an employee during any calendar year (under all plans of the Company and its subsidiaries) may not exceed $100,000. The Board may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the stockholders, and any change in the Plan must be approved by the stockholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee. Update for Shareholders Vote.


1996 Directors Plan

     The 1996 Directors Plan was adopted by the Board of Directors on January 24, 1996 and approved by the stockholders of the Company at the Annual Meeting of Stockholders held on May 14, 1996. The Plan provides for the issuance of up to 250,000 stock options to non-employee directors in the aggregate. The Plan is administered by a committee appointed by the Board of Directors. The Plan is effective for a period of ten years from the date it was adopted. The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     186,000 options have been granted pursuant to the 1996 Directors Plan to date. The ability of a grantee to purchase the common stock under the 1996 Plan is terminated if his or her service with the Company is terminated, provided that in certain circumstances the grantee or his estate will have the right to purchase the common stock after termination of service for a limited period of time. The right to acquire common stock is not transferable except in the circumstances of death. In the event that a reorganization, merger, consolidation, reclassification, recapitalization or capital adjustment including a stock dividend or other similar change in the common stock of the Company, equitable adjustment shall be made by the Company in the number of kind and kind of shares that may be acquired under the 1996 Directors Plan. Common stock that may be acquired under the 1996 Directors Plan may be acquired by the surrender of other shares of common stock owned by the employee or the surrender of an unexercised portion of the right to acquire common stock under the 1996 Directors Plan.

Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of September 30, 1997 by: (i) each stockholder known by the Company to be the beneficial owner of five percent or more of the outstanding common stock, (ii) each director and executive officer of the Company individually, and (iii) all directors and executive officers as a group. Except as otherwise indicated in the footnotes below, the Company believes that each of the beneficial owners of the common stock listed in the table, based on information furnished by such owner, has sole investment and voting power with respect to such shares.

                                                               Number of Shares
Name and Address                                              Beneficially Owned     Percentage
-----------------------------------------------------------   --------------------   -----------
Anthony M. Agnello  .......................................         764,000           8.3%
2540 Route 130
Cranbury, NJ 08512

Mark D. Clayton  ..........................................         645,000           7.0%
2540 Route 130
Cranbury, NJ 08512

Jeffrey M. Sasmor   .......................................         257,875(l)        2.7%
2540 Route 130
Cranbury, NJ 08512

Brian Hoerl   .............................................          27,500(2)          *
2540 Route 130
Cranbury, NJ 08512

Gerard E. Dorsey ..........................................          50,000(3)          *
2540 Route 130
Cranbury, NJ 08512

Robert J. Ranalli   .......................................          75,000(4)          *
2540 Route 130
Cranbury, NJ 08512

Edward D. Horowitz  .......................................          75,000(4)          *
2540 Route 130
Cranbury, NJ 08512

Etienne A. Perold   .......................................          46,300(5)          *
2540 Route 130
Cranbury, NJ 08512

Harold W. Paul   ..........................................          31,500(6)          *
630 Third Ave.
New York, NY 10017

All Officers and Directors as a group (nine people)  ......       1,940,375          21.1%

------------
* Less than one percent.
(1) Includes 111,815 shares subject to presently exercisable options.
(2) Includes 27,500 shares subject to presently exercisable options.
(3) Includes 50,000 shares subject to presently exercisable options.
(4) All shares beneficially owned by Messrs. Ranalli and Horowitz reflect currently exercisable options issued in exchange for their services as directors.
(5) Includes 46,300 shares subject to presently exercisable options.
(6) Includes 10,000 shares subject to presently exercisable options.

Certain Relationships and Related Transactions

     In 1982, the Company entered into an oral agreement with Messrs. Agnello and Clayton to pay royalties, on certain products they developed. For 1993, Messrs. Agnello and Clayton earned royalties of $59,000 and $48,000 respectively, and Mr. Agnello received a royalty payment of $69,000 with respect to royalties earned but not paid in prior years. For 1993, Messrs. Agnello and Clayton earned royalties of $26,000 and $29,000 respectively. For the nine months ended September 30, 1994, Messrs. Agnello and Clayton earned royalties of $12,000 and $9,000, respectively, and were paid $15,000 and $25,000, respectively. Prior to September 30, 1994, these royalties were payable on demand without interest. Effective September 30, 1994, the Company and Messrs. Agnello and Clayton entered into a written royalty agreement which terminated their oral agreement and their right to receive further royalties from the sale of such products. Pursuant to this agreement, the Company agreed to pay to Messrs. Agnello and Clayton the accrued but unpaid royalties which amounted to approximately $209,000 and $144,000, respectively, in nine equal monthly installments, without interest, beginning August 1, 1996.

     Mr. Perold, a director of the Company, has provided management advisory services to the Company. Fees incurred for the nine months ended September 30, 1997 were approximately $149,000 and for the years ended December 31, 1996, 1995, and 1994 were approximately $208,000, $125,000, and $13,000. Berger &
Paul, L.L.P., a law firm of which Mr. Paul, a director of the Company, is a partner, received fees of approximately $52,000 for the nine months ended September 30, 1997 and of approximately $70,000, $205,000, and $30,000 for the year ended December 31, 1996, 1995, and 1994, respectively, for legal services which it performs on behalf of the Company, including $119,000 for services provided in connection with the Company's initial public offering.

     The Company believes that the transactions described above were on terms no less favorable than could have been obtained from unaffiliated third parties. The Company has undertaken that all future transactions with its executive officers, directors and 5% stockholders will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of the directors of the Company disinterested in the transaction.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company is 22,000,000 shares, consisting of 20,000,000 shares of Common Stock, $.001 par value per share ("Common Stock"), and 2,000,000 shares of preferred stock, $.001 par value per share ("Preferred Stock"). As of the date of this Prospectus, 9,229,125 shares of Common Stock are outstanding and as of September 30, 1997 there were 72 holders of record of the Company's Common Stock, including shares held by nominees. Assuming exercise of all of the outstanding warrants, there will be 9,479,125 shares of Common Stock outstanding. No shares of Preferred Stock are currently outstanding.


Common Stock

     The holders of shares of Common Stock are entitled to one vote for each share held of record on any matters to be voted on by stockholders. The election of directors requires a plurality vote of those shares of Common Stock represented at any stockholders' meeting. Upon the notice of a stockholder, in accordance with the Bylaws of the Company, that such stockholder intends to cumulate his votes, every stockholder of the Company shall have the right to cumulate his votes. If cumulative voting is so effected, each stockholder will be entitled to as many votes in such election as shall equal the number of shares of Common Stock which the stockholder owns, multiplied by the number of directors to be elected. A stockholder may cast all such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them, as the stockholder sees fit. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     The Company's authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the stockholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Company believes that the availability of Preferred Stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing the liquidation rights of such shares. In addition, under various circumstances, the issuance of Preferred Stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Issuance of Preferred Stock could also adversely effect the market price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

Warrants

     Five non-affiliated individuals own an aggregate of 125,000 warrants exercisable at $2.72 per share issued in connection with the Company's 1993 private placement. Transamerica Business Credit Corp owns 125,000 warrants exercisable at $7.50 per share issued in connection with a credit facility transaction on May, 1997. The common shares underlying these 250,000 warrants are the subject of this registration.

Indemnification of Officers and Directors

     As permitted by the Delaware General Corporation Law ("DGCL"), the Company's Restated Certificate of Incorporation limits the personal liability of a director to the Company and its stockholders for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for: (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's By-laws provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts reasonably paid or incurred by them for settlement in any threatened, pending or completed action, suit or proceeding, including any derivative action, on account of their services as a director or officer of the Company or of any subsidiary of the Company or of any other company or enterprise in which they are serving at the request of the Company. No indemnification will be provided, however, to any director or executive officer in certain limited circumstances, including on account of knowingly fraudulent, deliberately dishonest or willful misconduct. To the extent that indemnification exceeds the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.


Delaware Law

     The Company is subject to Section 203 of the DGCL, which prevents an "interested stockholder" (defined in Section 203, generally, as a person owing 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by affirmative vote of the holders of 66%. of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

     The provisions of Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company.


Transfer Agent, Warrant Agent and Registrar

     The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Assuming exercise of all of the outstanding warrants, the Company will have outstanding 9,479,125 shares of Common Stock. The outstanding shares of Common Stock include 1,608,700 shares of "restricted securities" as that term is defined in Rule 144 under the Securities Act which may not be sold unless such sale is registered under the Securities Act or is made pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144. Of the Restricted Shares, all are eligible for sale under Rule 144. The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have on the market price of the Common Stock. However, there is the possibility that substantial amounts of Common Stock may be sold in the public market and may have an adverse effect on the market prices for the Company's Common Stock.

     In general, Rule 144 permits any person who has beneficially owned shares of Common Stock for at least one year to sell without registration, within any three-month period, a number of shares not exceeding the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. After they have been paid for and held for more than two years, restricted shares held by persons who are not affiliates of the Company may be sold without limitation.

                             SELLING STOCKHOLDERS

     The table below sets forth the number of warrants to purchase common stock owned by each person who is a Selling Stockholder in this Prospectus. None of those persons has had any relationship with the Company during the past three years and each is offering all of the Common Stock underlying the warrants that he owns:

                                                                                            Percentage of Class
Name                                             Number of Warrants(1)    Exercise Price      after offering
-----------------------------------------------  -----------------------  ----------------  --------------------
     David Lindner  ...........................           30,000          $2.72               *
     Anthony Kirincic  ........................           30,000          $2.72               *
     Robert Paduano ...........................            9,000          $2.72               *
     Susan Paduano  ...........................            6,000          $2.72               *
     Ronald Birnbaum   ........................           25,000          $2.72               *
     Seymour Cohen  ...........................           25,000          $2.72               *
     Transamerica Business Credit Corp.  ......          125,000          $7.50             1.3%


------------
(1) Represents all securities owned by the Selling Stockholder.
* less than 1%

                             PLAN OF DISTRIBUTION

     Shares of Common Stock may be sold hereunder by the Selling Stockholders who acquire such shares upon the exercise of the Outstanding Warrants.


     The distribution of the Common Stock included in this Prospectus is being made by the Selling Stockholders directly. There is no commitment by any person to purchase any shares offered by the Selling Stockholders. The Company, its officers, directors, affiliates and the Selling Stockholders are obligated to take such steps as may be necessary to ensure that the offer and sale by such parties of the 250,000 Common Stock covered by this Prospectus (the "Distribution") shall comply with the requirements of the federal securities laws.

     The shares underlying the Warrants registered for sale on behalf of the Selling Stockholders under this Registration Statement of which this Prospectus forms a part may be offered and sold from time to time in transactions (which may include block transactions) on Nasdaq in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling their securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

     In connection with a distribution of securities effected by a selling stock holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period, except that the foregoing shall not prevent a Selling Stockholder from exercising any option or warrant, offering to sell or soliciting offers to buy the securities or engaging in unsolicited purchases not effected from or through a broker or dealer.

     Ariel is bearing all costs relating to the registration of the common shares offered in this Prospectus. Any commissions, discounts or other fees payable to broker-dealer in connection with any sale of the common stock will be borne by the Selling Stockholder selling such shares.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Berger & Paul, LLP, New York. Harold Paul, a member of the firm owns 21,500 common shares and 10,000 common stock options.


                                    EXPERTS

     The balance sheets as of December 31, 1996 and 1995 and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph about the Company's ability to continue as a going concern, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions having been omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the securities offered by this Prospectus and such omitted information, reference is made to the Registration Statement, including any and all exhibits and amendments thereto. Statements contained in this Prospectus concerning the provisions of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by this reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such materials, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock and Warrants are listed on the Boston Stock Exchange. Reports and other information regarding the Company can be inspected at such exchange.

                                   GLOSSARY

     Analog Signal-Continuously varying electrical representation of real world information. The term signal encompasses, but is not limited to, speech, music, images, video, biological signals, seismic signals, radiation, noise and vibration.

     Compression-A technique for reducing the bandwidth necessary to carry information signals. By reducing the overall number of bits needed to transmit information, compression allows more signals to use the same channel.

     CTI-Computer Telephony Integration-CTI products add functionality which allows standard computers to connect to telephone lines, initiate, receive, transmit, store and otherwise manipulate voice and data telephone calls. CTI system integrators combine computers with specialized DSP boards, telephone line interface boards and application software. These systems are sold to end users as voice mail systems, fax servers, modem services, automated attendants, interactive voice response systems, etc.

     DAW-Digital Audio Workstation.

     Digital-The representation of information as discrete values, for example, a stream of digits in the form of l's and O's. Modern electronic equipment uses digital rather than analog techniques so that computer technology may be employed.

     DON Module-A plug-in module developed by the Company carrying multiple DSP chips and memory. The DON Module is aimed at applications which require more processing power than is available from a single DSP chip.

     DSP-Digital Signal Processing. A method of altering, enhancing or filtering continuous (analog) signals through mathematical manipulation of a discrete-time representation of these signals.

     DSP Chip-A specialized microprocessor that performs DSR

     I/O-Input/Output

     ISA Bus-Expansion bus found in the majority of PC-compatible computers.

     Modem-A modulator/demodulator circuit pair that provides a means of sending digital information over analog links such as the public telephone network.

     Multimedia-A broad term which refers to the ability for a Personal Computer or Workstation to process signals (i.e. music, speech and video) in addition to data. Multimedia products range from simple sound boards to telephony products (voice mail, voice over modem, etc.) to teleconferencing.

     OEM-Original Equipment Manufacturer. A manufacturer which may employ a Company board by installing the board into a computer, adding software and selling the system as an end product.

     Open-Non-proprietary. An open system is defined by a published standard. This allows any manufacturer to design products that comply with that standard. The value of an open system is the increased ease of assembling end user systems by offering a range of modules which easily fit together.

     Parallel Processing-A method of executing computer tasks in parallel by assigning a different part of the problem to each of several processors. Parallel processing is required when a task which must be completed in a specified amount of time is too complicated for a single processor. Parallel processing may also be employed to speed up non-real time tasks.

     PCI Bus-An improved, higher speed expansion bus considered by many in the computer industry to be the successor to the ISA bus. Unlike the ISA bus, which was only present in PC-compatible computers, the PCI is offered on various non-PC compatible computers including those from Apple, Hewlett Packard and others.

     Porting-The process of modifying software which operates on one type of hardware or operating system so that it operates on another hardware or operating system.

     Real Time Process-A process where the computing associated with each sample can be completed before the next sample is received.

     SCSA-Open interface standard for CTI developed by Dialogic Corp.

     SHARC-The Super Harvard Architecture DSP chip manufactured by Analog
Devices.

     Signal-Electrical representation of information. The information may be in analog or digital form.

     V32-A modem protocol standard which supports data transmission at rates up to 19.2 kilobits.

     VCOS-Visible Cache Operating System. An operating system developed by AT&T Corp. for PC multimedia applications including audio and telephony.

     VMEbits-A leading industrial computer bus introduced in 1981. It is widely used in commercial and defense computer systems.

                         Index to Financial Statements

                                                                                              Page
                                                                                           ----------
Report of Independent Accountants ......................................................      F-2
Balance sheets as of December 31, 1996 and 1995  .......................................      F-3
Statements of operations for the years ended December 31, 1996, 1995 and 1994  .........      F-4
Statements of stockholders' equity for the years ended December 31, 1996, 1995 and 1994       F-5
Statements of cash flows for the years ended December 31, 1996, 1995 and 1994  .........      F-6
Notes to financial statements. .........................................................    F-7 -17
Balance sheets (unaudited) as of September 30, 1997 and December 31, 1996   ............      F-18
Statements of operations (unaudited) for the three months and nine months ended
 September 30, 1997 and 1996   .........................................................      F-19
Statements of cash flows (unaudited) for the nine months ended September 30,
 1997 and 1996  ........................................................................      F-20
Notes to financial statements  .........................................................    F-21 - 22

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Stockholders of ARIEL CORPORATION:



     We have audited the accompanying balance sheets of ARIEL CORPORATION at December 31, 1996 and 1995, and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ariel Corporation as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     Subsequent to the date of issuance of our original report, certain uncertainties have arisen as described in the second paragraph of Note 1 to the Company's financial statements included herein. Such subsequent uncertainties with respect to the availability of funds to sustain the Company's activities indicate at November 12, 1997 that the Company may be unable to continue as a going concern through December 31, 1998.



                                                       COOPERS & LYBRAND L.L.P.

Princeton, New Jersey
March 7, 1997, except for the second paragraph of Note 1, for which the date is November 12, 1997.

                               ARIEL CORPORATION
                                 BALANCE SHEETS



                                    ASSETS

                                                                           December 31,
                                                                   -----------------------------
                                                                       1996            1995
                                                                   --------------   ------------
Current assets:
   Cash and cash equivalents   .................................   $  4,626,583      $13,979,009
   Marketable securities .......................................      5,999,377
   Accounts receivable, net of allowance for doubtful account of
    $212,678 in 1996 and $168,039 in 1995  .....................      3,389,565        1,559,958
   Inventories, net   ..........................................      3,528,252        2,260,759
   Prepaid expenses   ..........................................        156,005          103,822
                                                                   ------------      -----------
      Total current assets  ....................................     17,699,782       17,903,548
Equipment ......................................................      2,036,897          567,941
Other assets ...................................................        366,385          460,945
                                                                   ------------      -----------
      Total assets .............................................   $ 20,103,064      $18,932,434
                                                                   ============      ===========

                     LIABILITIES and STOCKHOLDERS' EQUITY


Current liabilities
   Accounts payable  ...................................................   $  1,840,986       $    486,291
   Accrued expenses  ...................................................      1,826,591          1,059,860
   Notes payable, related parties   ....................................        154,021            196,295
   Royalties payable ...................................................         82,571             76,508
                                                                           ------------       ------------
      Total current liabilities  .......................................      3,904,169          1,818,954
Notes payable, related parties, net of discount of $32,621 in 1995   ...             --            124,376
Commitments and contingencies
 Stockholders' equity:
   Preferred stock, $.001 par value:
    Authorized -- 2,000,000 shares
      Issued and outstanding -- none
   Common stock, $.001 par value:
    Authorized -- 20,000,000 shares
    Issued and outstanding -- 8,949,975 shares in 1996 and
      6,798,625 shares in 1995   .......................................          8,950              6,799
   Additional paid-in capital ..........................................     29,321,748         21,133,832
   Unearned compensation expense related to stock options   ............       (178,819)                --
   Accumulated deficit  ................................................    (12,952,984)        (4,151,527)
                                                                           ------------       ------------
      Total stockholders' equity .......................................     16,198,895         16,989,104
                                                                           ------------       ------------
      Total liabilities and stockholders' equity   .....................   $ 20,103,064       $ 18,932,434
                                                                           ============       ============

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                           STATEMENTS OF OPERATIONS

                                                       For the years ended December 31,
                                              ---------------------------------------------------
                                                  1996              1995              1994
                                              ---------------   ---------------   ---------------
Sales  ....................................    $ 13,030,637      $  9,515,433      $  6,865,249
Cost of goods sold ........................       6,753,029         4,615,349         3,295,318
                                               ------------      ------------      ------------
   Gross profit ...........................       6,277,608         4,900,084         3,569,931
                                               ------------      ------------      ------------
Selling and marketing expenses ............       4,341,151         2,922,826         1,937,227
General and administrative expenses  ......       4,621,630         2,914,835         2,012,490
Research and development expenses .........       6,860,665         2,482,561         1,111,394
                                               ------------      ------------      ------------
   Total operating expenses ...............      15,823,446         8,320,222         5,061,111
                                               ------------      ------------      ------------
   Loss from operations  ..................      (9,545,838)       (3,420,138)       (1,491,180)
Interest income ...........................         702,665           184,420            14,885
Interest expense   ........................         (36,552)          (34,743)          (10,309)
Other income ..............................          78,268            47,060            30,131
                                               ------------      ------------      ------------
   Loss before income tax benefit .........      (8,801,457)       (3,223,401)       (1,456,473)
Income tax benefit ........................               0                 0            57,401
                                               ------------      ------------      ------------
   Net loss  ..............................    $ (8,801,457)     $ (3,223,401)     $ (1,399,072)
                                               ============      ============      ============
Weighted average number of common shares
 outstanding ..............................       7,979,249         4,739,083         2,993,011
                                               ============      ============      ============
Net loss per share ........................    $      (1.10)     $      (0.68)     $      (0.47)
                                               ============      ============      ============

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                      STATEMENTS OF STOCKHOLDERS' EQUITY
             For the years ended December 31, 1996, 1995 and 1994

                                                            Additional
                                        Common Stock
                                    ---------------------    Paid-In
                                     Shares      Amount      Capital
                                    -----------  --------  --------------
Balance at December 31, 1993   ...   2,950,000    $2,950    $ 2,038,020
Issuance of common stock .........      40,625        41         40,584
Issuance of common stock .........      43,000        43         68,757
Additional paid-in capital in
 connection with discount of
 royalty payable   ...............          --        --         69,275
Cost incurred in connection with
 issuance of common stock   ......          --        --             --
1994 Net Loss   ..................          --        --             --
                                     ---------    ------    -----------
Balance at December 31, 1994   ...   3,033,625     3,034      2,216,636
Issuance of 1,725,000 units, each
 unit consisting of one share of
 common stock and one
 redeemable common stock
 purchase warrant  ...............   1,725,000     1,725      5,381,577
Issuance of 2,040,000 shares of
 common stock   ..................   2,040,000     2,040     13,535,619
1995 Net Loss   ..................          --        --             --
                                     ---------    ------    -----------
Balance at December 31, 1995   ...   6,798,625     6,799     21,133,832
Issuance of 1,872,630 shares of
 common stock in connection with
 the exercise of redeemable
 common stock purchase warrants      1,872,630     1,873      6,552,628
Issuance of common stock in
 connection with exercise of
 150,000 underwriter purchase
 options  ........................     150,000       150        767,850
Issuance of common stock in
 connection with exercise of
 128,720 common stock options  ...     128,720       129        515,958
Costs incurred in connection with
 the issuance of common stock  ...          --        --        (31,524)
Unearned compensation related to
 stock options  ..................          --        --        383,004
Amortization of unearned
 compensation   ..................          --        --             --
1996 Net Loss   ..................          --        --             --
                                     ---------    ------    -----------
Balance at December 31, 1996   ...   8,949,975    $8,950    $29,321,748
                                     =========    ======    ===========






                                                     Unearned         Retained
                                     Deferred       Compensation      Earnings            Total
                                    Financing       Related to       (Accumulated      Stockholders
                                      Costs        Stock Options      Deficit)            Equity
                                    -------------  ---------------  -----------------  ---------------
Balance at December 31, 1993   ...           --              --      $     470,946      $  2,511,916
Issuance of common stock .........           --              --                 --            40,625
Issuance of common stock .........   $  (68,800)             --                 --                --
Additional paid-in capital in
 connection with discount of
 royalty payable   ...............           --              --                 --            69,275
Cost incurred in connection with
 issuance of common stock   ......     (206,831)             --                 --          (206,831)
1994 Net Loss   ..................           --              --         (1,399,072)       (1,399,072)
                                     ----------              --      -------------      ------------
Balance at December 31, 1994   ...     (275,631)             --           (928,126)        1,015,913
Issuance of 1,725,000 units, each
 unit consisting of one share of
 common stock and one
 redeemable common stock
 purchase warrant  ...............      275,631              --                 --         5,658,933
Issuance of 2,040,000 shares of
 common stock   ..................           --              --                           13,537,659
1995 Net Loss   ..................           --              --         (3,223,401)       (3,223,401)
                                     ----------              --      -------------      ------------
Balance at December 31, 1995   ...           --              --         (4,151,527)       16,989,104
Issuance of 1,872,630 shares of
 common stock in connection with
 the exercise of redeemable
 common stock purchase warrants              --              --                 --         6,554,501
Issuance of common stock in
 connection with exercise of
 150,000 underwriter purchase
 options  ........................           --              --                 --           768,000
Issuance of common stock in
 connection with exercise of
 128,720 common stock options  ...           --              --                 --           516,087
Costs incurred in connection with
 the issuance of common stock  ...           --              --                 --           (31,524)
Unearned compensation related to
 stock options  ..................           --        (383,004)                --                --
Amortization of unearned
 compensation   ..................           --         204,185                 --           204,185
1996 Net Loss   ..................           --              --         (8,801,457)       (8,801,457)
                                     ----------        --------      -------------      ------------
Balance at December 31, 1996   ...   $       --     $  (178,819)     $ (12,952,984)     $ 16,198,895
                                     ==========     ===========      =============      ============

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                           STATEMENTS OF CASH FLOWS

                                                                         For the years ended December 31,
                                                              -------------------------------------------------------
                                                                  1996                1995               1994
                                                              -----------------   ----------------   ----------------
Cash flows from operating activities:
Net loss   ................................................    $  (8,801,457)      $ (3,223,401)      $ (1,399,072)
Adjustments to reconcile net loss to net cash used in oper-
 ating activities:
   Depreciation and amortization   ........................          624,552            280,919            161,684
   Amortization of discount on royalties payable  .........           29,623             29,675              6,979
   Amortization of discounts on investments ...............          (68,833)                --                 --
   Deferred income taxes  .................................               --                 --            122,599
   Provision for doubtful accounts ........................           45,000             68,285             44,957
   Provision for inventory obsolescence  ..................           45,000             90,000             22,500
   Non-cash compensation expense   ........................          204,185                 --             40,625
(Increase) decrease in assets:
   Accounts receivable ....................................       (1,874,607)          (744,886)          (252,145)
   Inventories   ..........................................       (1,312,492)        (1,197,771)          (121,918)
   Other assets  ..........................................           42,377           (344,863)           (20,687)
Increase (decrease) in liabilities:
   Accounts payable and accrued expenses ..................        2,109,323             31,013            640,357
   Royalties payable   ....................................            6,063            (82,811)            25,054
   Notes payable ..........................................         (196,273)                --                 --
                                                               -------------       ------------       ------------
    Net cash used in operating activities   ...............       (9,147,539)        (5,093,840)          (729,067)
                                                               -------------       ------------       ------------
Cash flows used in investing activities:
 Purchases of investments .................................      (13,394,624)                --                 --
 Proceeds from the sale and maturity of investments  ......        7,464,080                 --                 --
 Purchase of equipment ....................................       (2,081,407)          (436,932)          (225,168)
 Note receivable, related party ...........................               --                 --             50,000
                                                               -------------       ------------       ------------
    Net cash used in investing activities   ...............       (8,011,951)          (436,932)          (175,168)
                                                               -------------       ------------       ------------
Cash flows provided by (used in) financing activities:
 Proceeds from sale of common stock, net of expenses   .                  --         19,196,592           (158,426)
 Proceeds from exercise of redeemable common stock
   purchase warrants   ....................................        6,554,501                 --                 --
 Proceeds from exercise of underwriter purchase options              768,000                 --                 --
 Proceeds from exercise of common stock options   .........          516,087                 --                 --
 Deferred financing costs .................................          (31,524)                --                 --
                                                               -------------       ------------       ------------
    Net cash provided by (used in) financing activities .          7,807,064         19,196,592           (158,426)
                                                               -------------       ------------       ------------
Net increase (decrease) in cash ...........................       (9,352,426)        13,665,820         (1,062,661)
 Cash and cash equivalents, beginning of year  ............       13,979,009            313,189          1,375,850
                                                               -------------       ------------       ------------
 Cash and cash equivalents, end of period   ...............    $   4,626,583       $ 13,979,009       $    313,189
                                                               =============       ============       ============

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS


1. Organization:

     Ariel Corporation (the "Company") is a digital signal processing ("DSP") technology company. DSP is an enabling technology in many rapidly growing technology markets. Ariel utilizes its DSP expertise to create products for the OEM and telecommunications industry.

     For the nine months ended September 30, 1997 the Company has incurred a loss of $10,125,992, as compared with $5,501,660 for September 30, 1996. In June 1997, the Company completed a $10 million credit facility with Transamerica Business Credit Corporation which provided for an immediate advance of $3 million, which is outstanding as of September 30, 1997. Under terms of the credit facility the Company must maintain agreed upon levels of financial performance as measured against specific financial covenants. As of September 30, 1997 it was uncertain whether the Company would meet its minimum cash on hand and certain other financial covenant obligations at December 31, 1997 and has obtained a waiver of such covenants from Transamerica. As of September 30, 1997, the Company had working capital of $6,686,867, including cash and cash equivalents of $5,057,362. The financial statements have been prepared on a going-concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. The Company expects to incur costs and expenses in excess of expected revenues during the ensuing six months as the Company continues to execute its business strategy in the Remote Access market. There is no assurance that the Company will generate sufficient cash flow from product sales to liquidate liabilities as they become due. Accordingly, the Company may require additional funds to meet planned obligations through December 31, 1998 and will seek to raise such amounts through a variety of options, including equity financing, proceeds from the sale of the Horizon product and team, borrowings under the existing credit facility, and the expected future cash flows from operations. In the event the Company is unable to liquidate its liabilities, planned operations will need to be scaled back. Continuance of the Company as a going concern is dependent upon the Company's ability to generate capital and its attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


2. Summary of Significant Accounting Policies:

Revenue Recognition:

     Revenue is derived from the sale of hardware and software products (the "products") for scientific, military, industrial and commercial use. The Company recognizes the sale of a product at the time the product is shipped to the customer and when both the collection of the resulting receivable is probable and no significant vendor and/or post-contract customer support obligations remain. Subsequent to the sale of a product, the Company has agreed to provide insignificant vendor and/or post-customer support at no cost to the customer. The cost of such additional support is accrued for at the time of the sale; however, such amount is not material.

Cash and Cash Equivalents:

     The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

Investments:

     The Company's current investment policy is to invest available cash balances in high quality debt securities. The cost of securities sold is based on the specific identification method.

Concentration of Credit Risk:

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents and trade receivables. The Company places its cash and cash equivalents with commercial banks. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies. Generally, the Company does not require collateral to support customer receivables.

Inventories:

     Inventories are stated at lower of cost or market using the first-in, first-out ("FIFO") method. The Company computes the lower of cost or market in accordance with the specific identification method based upon an estimate of future customer product orders.

     The markets for the Company's products are characterized by rapidly changing technology and the consequential obsolescence of relatively new products. The Company has recorded certain estimated reserves against inventories related to such technological obsolescence.

Equipment:

     Equipment consists principally of computer equipment and software, office equipment and furniture and fixtures and is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of equipment are reflected in the statements of operations.

Estimates Used in Preparation of Financial Statements:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Software Development Costs:

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Marketed" ("SFAS 86"). SFAS 86 requires that certain software product development costs, incurred after technological feasibility has been established, be capitalized and amortized, commencing upon the general release of the software product to the Company's customers, over the economic life of the software product. Costs incurred after technological feasibility has been established are not material.

Per Share Data:

     The per share data appearing in the statements of operations for the years ended December 31, 1996, 1995 and 1994 have been prepared in accordance with the Accounting Principles Board Opinion No. 15. Such amount has been computed based on the loss for the period divided by the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding excludes the number of common shares issuable upon the exercise of outstanding stock options and warrants since such inclusion would be anti-

     The per share data for the year ended December 31, 1994, was computed in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 64 ("SAB 64"), which requires that the weighted average number of shares of common stock outstanding during the year be increased for certain shares, or stock options, issued within one year or in contemplation of the Company's initial public offering, and that such shares be treated as if outstanding for all periods prior to the effective date of the initial public offering. The weighted average number of shares outstanding was 3,165,383, resulting in a net loss per share of $0.44.

Income Taxes:

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities ("temporary differences") using enacted tax rates in effect for the year in which the differences are expected to reverse.

Advertising / Marketing:

     Advertising and marketing costs are expensed as incurred and amounted to $943,050, $483,757 and $487,192 for the years ended December 31, 1996, 1995, and 1994, respectively.

Supplemental cash flow information:



                            For the years ended December
                                          31,
                            ------------------------------
                             1996        1995       1994
                            ---------   --------   -------
Interest paid   .........   $65,657      $5,068    $3,330
Income taxes paid  ......   $   -0-      $  -0-    $  -0-

Non-cash investing and financing activities:

     Included in accounts payable and accrued expenses at December 31, 1996, 1995 and 1994 were $27,688, $15,587 and $44,802 of equipment purchases, respectively.

     Also see Notes 9 and 10 for additional non-cash transactions in connection with the issuance of shares of common stock in consideration for services rendered and the discount related to royalties payable to related parties.

Adoption of Statements of Financial Accounting Standards:

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121") in 1996. SFAS 121 requires companies to review their long-lived assets and certain identifiable intangibles (collectively, "Long-Lived Assets") for impairment whenever events or changes in circumstances indicate that the carrying value of a Long-Lived Asset may not be recoverable. Impairment is measured using the lower of a Long-Lived Asset's book value or fair value, as defined.

     The Company adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") in 1996. SFAS 123 requires companies to estimate the fair value of common stock, stock options, or other equity instruments ("Equity Instruments") issued to employees using pricing models which take into account various factors such as current price of the common stock, volatility and expected life of the Equity Instrument. The Company continues to account for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128. "Earnings per Share" ("SFAS 128"), which simplifies existing computational guidelines, revises disclosure requirements and increases the comparability of earnings per share data on an international basis. The Company is currently evaluating the impact of the new statement. This statement is effective for financial statements for periods ending after December 15, 1997 and requires restatement of all prior-period earnings per share data presented.


Reclassifications

     Certain amounts have been reclassified in order to conform to the current year's presentation.


3. Investments:

     The Company's current investment balances are classified as "available for-sale," in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." For the year ended December 31, 1996, securities were sold for proceeds of approximately $7.5 million and a net gain which was insignificant. Investment balances at December 31, 1996 were entirely comprised of U.S. Government Agency securities and at year end carrying value approximates fair value.


4. Inventories, net of allowance:

     Inventories, net of allowance consists of the following:



                                        December 31,
                                 --------------------------
                                    1996           1995
                                 ------------   -----------
   Component materials  ......    $1,313,092      1,343,453
   Work-in-progress  .........       620,367        483,217
   Finished goods ............     1,594,793        434,089
                                  ----------      ---------
                                  $3,528,252     $2,260,759
                                  ==========     ==========

5. Equipment:

     Equipment consists of the following:

                                                                  December 31,
                                                         -------------------------------
                                                            1996             1995
                                                         ---------------   -------------
   Computer and other equipment  .....................    $  2,149,590     1,018,541
   Computer software .................................         516,632      296,288
   Office equipment and furniture and fixtures  ......         690,478      171,259
   Leasehold improvements  ...........................         222,896          -0-
                                                          ------------     ---------
                                                             3,579,596     1,486,088
   Less, accumulated depreciation and amortiza-
     tion                                                   (1,542,699)    (918,147)
                                                          ------------     ---------
                                                          $  2,036,897     $567,941
                                                          ============     =========

     Depreciation and amortization expense for the years ended December 31, 1996, 1995, and 1994 was $624,552, $280,919, and $161,684, respectively.


6. Accrued Expenses:

     Accrued expenses consists of the following:

                                                December 31,
                                          -------------------------
                                             1996          1995
                                          ------------  -----------
   Salaries and related benefits  ......   $  799,415    $  460,205
   Professional fees  ..................      121,977        92,312
   Commissions  ........................      137,747        95,805
   Other  ..............................      767,452       411,538
                                           ----------    ----------
                                           $1,826,591    $1,059,860
                                           ==========    ==========

7. Income Taxes:

     The Company's 1996, 1995 and 1994 income tax benefit consists of the following:

                     For the years ended December 31,
                     --------------------------------
                     1996     1995        1994
                     ------   ------   --------------
Current:
  Federal   ......    $ --     $ --     $ (180,000)
  State  .........    $ --     $ --             --
                      ---      ---      ----------
                      $  0     $  0     $ (180,000)
                      ----     ----     ----------
Deferred:
   Federal  ......    $ --     $ --     $  122,599
   State .........      --       --             --
                      ----     ----     ----------
                        --       --        122,599
                      ----     ----     ----------
                      $  0     $  0     $  (57,401)
                      ====     ====     ==========

     The differences between the United States Federal statutory tax rate and the Company's effective tax rate for 1996, 1995 and 1994 are as follows:

                                                                   For the years ended December 31,
                                                               1996           1995            1994
                                                              ------------   ------------   ------------
United States Federal statutory tax rate ..................      (34)%          (34)%          (34)%
Increases resulting from state income taxes, net of federal
 benefit   ................................................         (7)%           (5)%           (6)%
Accounting losses for which deferred tax benefit cannot be
 currently recognized  ....................................       39%            35%            32%
Non-deductible expenses   .................................        2%             4%             4%
                                                                 -----          -----          -----
Effective tax rate  .......................................       --%            --%              (4)%
                                                                 =====          =====          =====

     The tax effect of temporary differences and net operating loss carryforwards which make up the significant components of the Company's net deferred tax asset and liability for financial reporting purposes at December 31, 1996 and 1995 is as follows:

                                                        December 31,
                                              ---------------------------------
                                                 1996              1995
                                              ---------------   ---------------
Deferred tax assets:
   Accounts receivable   ..................    $     72,311      $     57,133
   Inventory ..............................          50,148            86,791
   Accrued expenses   .....................          76,063            79,201
   Net operating loss carry forward  ......       3,815,374         1,117,604
   State taxes  ...........................       1,238,429           269,929
   Tax credits  ...........................         153,375            14,089
   Depreciation ...........................           7,753                --
Deferred tax liability:
   Equipment ..............................              --            (3,977)
Valuation allowance   .....................      (5,413,453)       (1,620,770)
                                               ------------      ------------
      Net .................................    $          0      $          0
                                               ============      ============

     As of December 31, 1996 and 1995, the Company has available, for income tax reporting purposes, unused Federal and state net operating loss carry-forwards of approximately $12,460,000 and $13,204,000 respectively. Such amounts expire through the years 2011 and 2003, respectively. The timing and manner in which the net operating loss carry-forwards may be utilized to reduce future taxable income, if any, will be limited by Internal Revenue Code Section 382.

8. Employee Benefit Plans:

     Effective January 1993, the Company adopted a defined contribution savings plan. The terms of the plan provide for eligible employees ("participants") who have met certain age and service requirements to participate by electing to contribute up to 12% of their gross salary to the plan, as defined, with the Company matching 50% of a participant's contribution up to a maximum of 3% of gross salary, as defined. Company contributions vest after seven years of employment. The employees' contributions are immediately vested. The Company's contribution to the savings plan for the years ended December 31, 1996, 1995 and 1994 was $110,592, $64,057 and $38,122, respectively.

     The Company also maintains a profit sharing plan for the benefit of its employees. Contributions are determined at the discretion of the Company up to a limit of 15% of the total compensation of eligible employees, as defined. No contributions were made for 1996, 1995 or 1994.

9. Commitments and Contingencies:

     The Company purchases certain components from sole source suppliers upon which the Company has developed specific products. The Company does not have long-term agreements with any of these suppliers. Although the Company has not experienced any material difficulties in obtaining these components, any reduction or interruption in supply or manufacturing from these third-party contractors would adversely affect its ability to continue to deliver its products.

     The Company leases office space for its corporate headquarters under an operating lease which expires in January 2001. The lease provides for annual minimum lease payments during the first year of $384,000, increasing annually thereafter by $7,500. The lease also provides for the Company to pay a portion of common area costs as defined. The Company has two five year options to renew the lease at terms as defined based upon fair market value. In addition, $125,000 is held in escrow to be applied to future rental payments. Such amount is classified as a long-term prepayment. The Company also paid a $200,000 security deposit relating to this lease. Additionally, the Company has leased approximately 11,740 square feet in Piscataway, New Jersey for engineering and support staff related to its CSG group. This lease expires in December 2001. Additionally, the Company has a lease on office space in San Diego, California which expires December 31, 1999. Future minimum lease payments under all leases at December 31, 1996 are as follows:

          1997      $  610,327
          1998         559,759
          1999         556,626
          2000         503,165
          2001         173,165
                    ----------
                    $2,403,042
                    ==========

     Total rent expense for the years ended December 31, 1996, 1995 and 1994 was $537,329, $247,628, and $194,566, respectively.

10. Stockholder's Equity:

     During 1993 and 1994, the stockholders of the Company approved amendments to the Company's certificate of incorporation. The amendments included a 10,000 for 1 stock split and an increase in the number of authorized shares to 22 million, of which 2 million shares are designated as preferred stock, par value $.001, and 20 million shares are designated as common stock, par value $.001. The preferred stock may be issued in series with rights, preferences and terms as determined by the Board of Directors. These amendments have been retroactively reflected in the accompanying financial statements.

     In July 1993, the Company sold 880,000 shares of common stock, to unrelated investors, at $2.27 per share and received net proceeds of approximately $1,969,000 ("private placement"). In connection with the private placement, three executive officers of the Placement Agent and two of its employees received an aggregate of 125,000 common stock purchase warrants which entitle the holders to purchase 125,000 shares of the Company's common stock at an exercise price of $2.72 per share. As of December 31, 1996, the warrants are fully exercisable and expire in July 1998.

     In September 1994, the Company issued 43,000 shares of common stock to legal counsel as partial compensation related to services rendered in connection with the Company's sale of its common stock and redeemable common stock purchase warrants in an initial public offering. The value of the shares issued totaled $68,800, and such amount was accounted for as a cost of the initial public offering.

     During January 1995, the Company sold 1,725,000 Units in an initial public offering. Proceeds to the Company totaled approximately $6,900,000 before expenses. Each Unit consisted of one share of common stock and one redeemable common stock purchase warrant ("Warrant"). On January 1, 1996, 1,725,000 publicly traded warrants were outstanding. Effective January 24, 1996, each Warrant entitled the holder to purchase one share of the Company's common stock at a per share price of $3.50. Each Warrant was eligible for exercise and could be called by the Company at a price per warrant of $0.01 under certain circumstances. On May 22, 1996, the Company notified all registered holders of Warrants that it had elected to redeem on or after June 28, 1996 all warrants outstanding on the redemption date. During 1996, the Company received approximately $6,555,000 with respect to the exercise of such warrants. In connection with the sale of the Units noted above, the Company entered into an underwriting agreement which, among other things, provided the underwriter with the right to acquire, for $75, a Unit Purchase Option ("UPO"). The terms of the UPO permit the underwriter to purchase, for an aggregate consideration of $768,000, 150,000 Underwriters Units. Each Underwriters Unit is identical to the Units noted above.

     In December 1995, the Company sold 2,040,000 shares of common stock at $7.50 in a secondary stock offering. Proceeds to the Company totaled approximately $15,300,000 before expenses.

11. Related Party Transactions:

Royalties Payable

     The Company's DSP products utilize certain proprietary technology developed by three stockholders of the Company. In accordance with an informal agreement, these stockholders received royalties based on the Company's net sales. Effective September 30, 1994, two of these stockholders ("Stockholders") entered into a written royalty agreement which terminated their informal agreements and their right to receive further royalties from the Company. The Company also agreed to pay to the Stockholders the accrued and unpaid royalties payable at September 30, 1994, amounting to $353,292, in nine equal monthly installments, without interest thereon, commencing August 1, 1996. At September 30, 1994, the Company discounted this obligation at an effective interest rate of 9.75% and has reflected the resulting discount of $69,275 as additional paid-in capital. During the year ended December 31, 1996, 1995 and 1994, the Company recognized as interest expense $29,623, $29,675 and $6,979, respectively. Such amount represented the amortization of the discount.

Legal

     The Company's outside legal counsel owns shares of the Company's common stock and is a member of the Company's Board of Directors. Fees paid to this counsel for the years ended December 31, 1996, 1995 and 1994 were approximately $70,000, $205,000 and $30,000, respectively, including $119,000 in 1995 for services provided in connection with the Company's initial public offering.

Management Advisory Services

     During 1995, a member of the Board of Directors provided management advisory services to the Company. Fees incurred for the years ended December 31, 1996, 1995 and 1994 were approximately $208,000, $125,000, and $13,000 respectively.

12. Sales:

     Sales by geographic area for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                  1996            1995            1994
                               -------------   -------------   -----------
       United States  ......    $11,476,056    $ 7,578,844      $5,608,080
       Export Sales:
Europe .....................        705,230        928,986         566,253
Asia   .....................        302,234        632,611         376,019
Other  .....................        547,117        374,992         314,897
                                -----------    -----------      ----------
                                $13,030,637    $ 9,515,433      $6,865,249
                                ===========    ===========      ==========

During each of the years ended December 31, 1996, 1995 and 1994, one customer purchased one DSP OEM product that accounted for approximately 32%, 14% and 13% respectively, of the Company's sales. There is no long-term agreement with respect to the 32% customer in 1996. Such customer will receive approximately $2.5 million in product during the first quarter of 1997, representing all open purchase orders outstanding for such customer at December 31, 1996.

13. Stock Option and Restricted Stock Awards:

The 1992 Stock Option and Restricted Stock Plan:

     During 1992, the Board of Directors (the "Board") approved and stockholders of the Company ratified the adoption of the 1992 Stock Option and Restricted Stock Plan (the "1992 Plan"). The 1992 Plan provided for a maximum of 600,000 shares of the Company's common stock to be issued to employees, directors and consultants, as defined in connection with stock option grants ("Options") or restricted stock awards ("Awards").

     In April 1994, the Company issued 40,625 Awards, from the 1992 Plan, to certain employees. The restrictions on these shares of common stock may be removed as the employees meet a two-year vesting period or, in the event the employee is terminated, shares of restricted stock which have not vested will be returned to the Company. In consideration for these shares, the Company received services and recognized a non-cash compensation charge of approximately $41,000 in connection with the services rendered.

     During 1994, the Company granted, from the 1992 Plan a total of 267,875 Options which entitle the holders to acquire an equal number of shares of the Company's common stock at an exercise price per share of $2.27 or $2.45. The Options vest over a four-year period, and expire in 10 years.

     Effective October 31, 1994, the Board terminated the 1992 Plan and, accordingly, no additional Options or Awards will be issued from the 1992 Plan. As of December 31, 1996, 220,725 options remain outstanding.

The 1994 Stock Option Plan:

     During 1994, the Board approved and stockholders of the Company ratified the adoption of the 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for a maximum of 500,000 shares of the Company's common stock to be issued to employees, directors ("employees") and consultants, as defined, in connection with stock option grants ("Stock Options"). Stock Options will be granted by the Board or a committee appointed by the Board (the "Committee"). Each Stock Option will entitle the holder to acquire an equal number of shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant as determined by the Committee (110% of the fair market value for an employee who owns 10% or more of the Company as defined). The Committee will determine the Stock Option vesting period and expiration date not to exceed ten years from the date the Stock Option was granted. The 1994 Plan contains a provision whereby an employee, at the discretion of the Committee, may receive a loan from the Company in order to exercise their Stock Options. The 1994 Plan also provides for the Committee, at its discretion, to accelerate the vesting of all outstanding Stock Options so that they become fully and immediately exercisable. During October 1994, the Company granted, from the 1994 Plan, 150,000 Stock Options to three members of the Company's Advisory Board. Each Stock Option entitles the holder to acquire one share of the Company's common stock at exercise prices, per share, of $2.45 for 75,000 Stock Options and $6.00 for the remaining 75,000. All Stock Options are immediately exercisable and expire three years from the date of grant. In connection with the Company's initial public offering, the underwriting agreement entered into in connection therewith prohibits the Company from granting future Stock Options at an exercise price below $4.00.

     All outstanding options vest over periods ranging from immediate to four years and expire in ten years. At December 31, 1996, 388,900 options remain outstanding.

The 1995 Stock Option Plan:

     During June 1995, the Board approved, subject to stockholder approval, the adoption of the 1995 Stock Option Plan (the "1995 Plan"). The stockholders of the Company ratified the plan on May 13, 1996. The 1995 Plan provides for a maximum of 600,000 shares of the Company's common stock to be issued to employees and consultants, as defined, in connection with stock option grants. The provisions of the 1995 Plan are similar to the 1994 Plan. At various times during 1996, the Company granted a total of 584,450 options which entitles the holder to acquire an equal number of shares of the Company's common stock at exercise prices ranging from $6.50 to $13.00. The options vest over periods ranging from immediate up to four years and expire in ten years. At December 31, 1996 596,450 options remain outstanding.

Non-Plan Options:

     During 1996, the Company granted 190,000 stock options to certain employees and outside consultants. Such options were issued outside the 1995 Plan and entitle the holders thereof to acquire an equal number of shares of the Company's common stock at exercise prices ranging from $6.50 to $11.625. Such options vest over periods ranging from immediate to four years and expire in ten years. At December 31, 1996, a total of 790,000 non-plan options remain outstanding.

The 1996 Directors Plan

     The 1996 Directors Plan was adopted by the Board of Directors on January 24, 1996 and approved by the stockholders of the Company at the Annual Meeting of Stockholders held May 14, 1996. The Plan provides for the issuance of up to 250,000 stock options to non-employee directors in the aggregate. The Plan is administered by a committee appointed by the Board of Directors. The Plan is effective for a period of ten years from the date it was adopted. The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     During 1996, 36,000 options were granted at an exercise price of $9.50 to one director pursuant to the 1996 Directors Plan. Such options vest as follows:
12,000 immediately, 12,000 May 14, 1997, and 12,000 May 14, 1998. The ability of a grantee to purchase the common stock under the 1996 Plan is terminated if his or her service with the Company is terminated, provided that in certain circumstances the grantee or his estate will have the right to purchase the common stock after termination of service for a limited period of time. The right to acquire common stock is not transferable except in the circumstances of death. In the event that a reorganization, merger, consolidation, reclassification, recapitalization or capital adjustment including a stock dividend or other similar change in the common stock of the Company, equitable adjustment shall be made by the Company in the number of kind and kind of shares that may be acquired under the 1996 Directors Plan. Common stock that may be acquired under the 1996 Directors Plan may be acquired by the surrender of other shares of common stock owned by the employee or the surrender of an unexercised portion of the right to acquire common stock under the 1996 Directors Plan.

     The Company applies APB 25, and related interpretations for stock options issued to employees in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans other than for stock options granted to outside consultants in 1996. During 1996, the Company recorded a total of approximately $383,000 of unearned compensation related to options granted to consultants. This amount is being amortized over the respective vesting periods, resulting in a $204,185 charge to operations for the year ended December 31, 1996. The exercise price for all stock options issued to employees and non-employees during 1996 and 1995 was equal to the market price of the Company's stock at the date of grant. Had compensation cost for the Company's stock options issued to employees been determined based upon the fair value at the grant date for stock options issued under these plans pursuant to the methodology prescribed under SFAS 123, the Company's net loss and loss per share would have been increased, as shown in the table below. The weighted average fair value of stock options granted to employees used in determining the pro forma amounts is estimated using the Black-Scholes option-pricing model for the pro forma amounts with the following weighted average assumptions:
                                               December 31,
                                         ------------------------
                                                1996         1995
                                         -----------   ----------
       Risk-free interest rate  ......         6.38%        5.81%
       Expected life   ...............     4.3 years    3.0 years
       Expected volatility   .........           60%          60%
       Expected dividends ............          None         None

     Net loss and net loss per share as reported, and on a pro forma basis as if compensation cost had been determined on the basis of fair value pursuant to SFAS 123 is as follows:

                                                          December 31,
                                              ------------------------------------
                                                 1996              1995
                                              ---------------   ------------------
       Net loss as reported ...............    $ 8,801,457         $3,223,401
       Pro forma net loss   ...............    $10,213,016         $4,088,960
       Loss per share as reported .........    $     (1.10)        $   (.68)
       Pro forma net loss per share  ......    $     (1.28)        $       (.86)

     Pro forma amounts reflect options granted after 1994 and are not likely to be representative of amounts in future years, as additional options are awarded and vested.

     There are no compensation costs recognized in income for stock based employee compensation awards for 1995 and 1996. There were no modifications of any outstanding awards.

     For the three years ended December 31, 1996, option activity for the plans was as follows:

                                                            Weighted                        Weighted
                                                            Average                         Average
                                                         Exercise price       Options      Fair Value
                                                         ----------------   ------------   -----------
Stock options outstanding at December 31, 1993  ......      --                      --
Stock options granted   ..............................   $3.07                 417,875
Stock options forfeited ..............................      --                      --
Stock options outstanding at December 31, 1994  ......    3.07                 417,875
Exercisable at December 31, 1994 .....................    4.23                 150,000
Stock options granted   ..............................    4.86                 958,300     $2.09
Stock options forfeited ..............................    2.27                  (1,000)
Stock options outstanding at December 31, 1995  ......    4.32               1,375,175
Exercisable at December 31, 1995 .....................    4.10                 422,397
Stock options granted   ..............................    8.24                 815,450     $3.96
Stock options forfeited ..............................    4.02                 (26,775)
Stock options exercised ..............................    4.05                (131,775)
Stock options outstanding at December 31, 1996  ......    5.91               2,032,075
Exercisable at December 31, 1996 .....................   $4.12                 596,763
December 31, 1996 available for grant  ...............                         576,150

     The following table summarizes information about the outstanding and exercisable stock options at December 31, 1996:

                                        Stock Options Outstanding                    Stock Options Exercisable
                          -----------------------------------------------------   -------------------------------
                                                                  Weighted
                                             Weighted             Average                            Weighted
       Range of             Shares           Average             Remaining          Shares           Average
    Exercise Prices       at 12/31/96     Exercise Price      Contractual Life    at 12/31/96     Exercise Price
-----------------------   -------------   ----------------   ------------------   -------------   ---------------
$2.27 to $2.45.........       295,525     $ 2.42                 7.6 years           185,863      $2.43
$4.00 to $6.50.........       908,950     $ 4.86                 9.2 years           369,500      $4.65
$7.00 to $10.00  ......       700,100     $ 7.85                 9.2 years            41,400      $7.00
$10.50 to $13.00 ......       127,500     $10.86                 9.5 years                --      $  --
                              -------                                                -------
                            2,032,075                                                596,763
                            ---------                                                -------

                               ARIEL CORPORATION
                                BALANCE SHEETS
                                  (Unaudited)

                                                    September 30,     December 31,
                                                        1997              1996
                                                    ---------------   ---------------
                                                                     ASSETS
Current assets:
 Cash and cash equivalents  .....................   $ 5,057,362       $ 4,626,583
 Marketable securities   ........................            --         5,999,377
 Accounts receivable, net of allowance
   for doubtful accounts of $178,416 at
   September 30, 1997 and $212,678
   at December 31, 1996  ........................     1,432,956         3,199,542
 Other receivables ..............................        84,671           190,023
 Inventories ....................................     3,696,574         3,528,252
 Prepaid expenses  ..............................       425,411           156,005
                                                    -----------       -----------
    Total current assets ........................    10,696,974        17,699,782
Equipment, net of accmulated depreciation
 and amortization  ..............................     2,495,400         2,036,897
Other assets ....................................       804,673           366,385
                                                    -----------       -----------
 Total assets   .................................   $13,997,047       $20,103,064
                                                    ===========       ===========
                                             LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable  ..............................   $   822,088       $ 1,840,986
 Accrued expenses  ..............................     1,755,261         1,826,591
 Notes payable - current portion of
   long-term debt  ..............................       600,000                --
 Notes payable, related parties   ...............            --           154,021
 Royalties payable ..............................        67,327            82,571
 Deferred revenues ..............................       765,431                --
                                                    -----------       -----------
    Total current liabilities  ..................     4,010,107         3,904,169
Notes payable - long term   .....................     2,400,000                --
Stockholders' equity
 Preferred stock, $.001 par value:
   Authorized - 2,000,000 shares issued and
    outstanding - none   ........................
 Common stock, $.001 par value:
   Authorized - 20,000,000 shares issued and
    outstanding - 9,229,125 at September 30, 1997
    and 8,949,975 at December 31, 1996  .........         9,229             8,950
 Additional paid-in capital .....................    30,701,382        29,321,748
 Unearned compensation   ........................       (44,702)         (178,819)
 Accumulated deficit  ...........................   (23,078,969)      (12,952,984)
                                                    -----------       -----------
    Total stockholders' equity ..................     7,586,940        16,198,895
                                                    -----------       -----------
 Total liabilities & stockholders' equity  ......   $13,997,047       $20,103,064
                                                    ===========       ===========

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                           STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                        Three Months Ended September 30,   Nine Months Ended September 30,
                                            1997             1996              1997             1996
                                        ---------------  ---------------  ----------------  ---------------
Sales   ..............................    $ 3,044,843      $ 3,760,367        10,104,405      $ 8,943,415
Cost of goods sold  ..................      1,635,391        1,886,051         5,576,133        4,583,584
                                          -----------      -----------        ----------      -----------
   Gross profit  .....................      1,409,452        1,874,316         4,528,272        4,359,831
Expenses:
   Sales and marketing ...............      1,157,894        1,024,198         3,583,142        2,972,661
   General and administrative   ......      1,080,047        1,045,844         3,210,846        3,158,795
   Research and development  .........      2,714,236        1,806,204         7,760,244        4,280,640
   Restructuring charge   ............        379,454                0           379,454                0
                                          -----------      -----------        ----------      -----------
      Total operating expenses  ......      5,331,631        3,876,246        14,933,686       10,412,096
                                          -----------      -----------        ----------      -----------
   Loss from operations   ............     (3,922,179)      (2,001,930)      (10,405,414)      (6,052,265)
Interest income  .....................         67,140          205,919           278,564          519,587
Interest expense .....................       (118,976)          (9,773)         (147,709)         (28,840)
Other income  ........................          2,293           40,642           148,567           59,858
                                          -----------      -----------       -----------      -----------
      Loss before income taxes  ......     (3,971,722)      (1,765,142)      (10,125,992)      (5,501,660)
      Income taxes  ..................              0                0                 0                0
                                          -----------      -----------       -----------      -----------
      Net loss   .....................   ($ 3,971,722)    ($ 1,765,142)    ($ 10,125,992)    ($ 5,501,660)
                                          ===========      ===========      ============      ===========
Weighted average number of
 common shares outstanding   .........      9,179,201        8,813,487         9,139,023        7,660,248
                                          ===========      ===========      ============      ===========
Net loss per common share ............   ($      0.43)    ($      0.20)    ($       1.11)    ($      0.72)
                                          ===========      ===========      ============      ===========

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                    Nine Months Ended September 30,
                                                                      1997                1996
                                                                  -----------------   ----------------
Cash flows from operating activities:
Net loss ......................................................    $ (10,125,992)      $ (5,501,660)
Adjustments to reconcile net loss to net cash used in
 operating activities:
 Depreciation and amortization   ..............................          839,247            392,457
 Amortization of discount on royalties payable  ...............            2,998             24,026
 Loss on sale of marketable securities ........................           12,812                 --
 Provision for doubtful accounts ..............................           30,000             30,000
 Provision for inventory obsolescence  ........................           85,000             30,000
 Non-cash compensation expense   ..............................          134,117                 --
(Increase) decrease in assets:
 Accounts receivable and other receivables   ..................        1,841,938         (1,260,918)
 Inventories   ................................................         (263,322)          (772,377)
 Other assets  ................................................         (406,342)           (24,315)
Increase (decrease) in liabilities:
 Accounts payable and accrued expenses ........................       (1,090,228)           740,011
 Royalties payable   ..........................................          (15,244)             4,234
 Unearned revenue .............................................          765,431                 --
 Notes payable, related parties  ..............................         (154,021)           (78,509)
                                                                   -------------       ------------
   Net cash used in operating activities  .....................       (8,343,606)        (6,417,051)
                                                                   -------------       ------------
Cash flows from investing activities:
 Proceeds from the sale and maturity of investments   .........        5,993,634                 --
 Purchase of equipment  .......................................       (1,297,750)        (1,307,159)
                                                                   -------------       ------------
   Net cash provided by (used in) investing activities   ......        4,695,884         (1,307,159)
                                                                   -------------       ------------
Cash flows from financing activities:
 Proceeds from debt financing .................................        3,000,000                 --
 Proceeds from exercise of warrants and common stock options,
   net of expenses   ..........................................        1,078,501          6,824,965
 Proceeds from exercise of underwriters purchase option  ......               --            768,000
                                                                   -------------       ------------
   Net cash provided by financing activities ..................        4,078,501          7,592,965
                                                                   -------------       ------------
Net increase (decrease) in cash  ..............................          430,779           (131,245)
 Cash and cash equivalents, beginning of year   ...............        4,626,583         13,979,009
                                                                   -------------       ------------
Cash and cash equivalents, end of period  .....................    $   5,057,362       $ 13,847,764
                                                                   =============       ============

Supplemental Cash Flow Information:

Other assets includes an increase of $316,445 representing the value of 83,333 warrants issued as part of the fees associated with the acquisition of a credit facility.









    The accompanying notes are an integral part of the financial statements.

                               Ariel Corporation
                         Notes to Financial Statements
                                  (Unaudited)


1. Basis of Presentation

     The financial statements included herein have been prepared by the Company, pursuant to the Rules and Regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes, however, that the disclosure contained herein is adequate to make the information presented not misleading. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1996. The year end balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles.

     As of September 30, 1997, the Company had working capital of $6,686,867, including cash and cash equivalents of $5,057,362. The financial statements have been prepared on a going-concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. The Company expects to incur costs and expenses in excess of expected revenues during the ensuing six months as the Company continues to execute its business strategy in the Remote Access market. There is no assurance that the Company will generate sufficient cash flow from product sales to liquidate liabilities as they become due. Accordingly, the Company may require additional funds to meet planned obligations through December 31, 1998 and will seek to raise such amounts through a variety of options, including equity financing, proceeds from the sale of the Horizon product and team, borrowings under the existing Credit Facility, and the expected future cash flows from operations. In the event the Company is unable to liqudiate its liabilities, planned operations will need to be scaled back. Continuance of the Company as a going concern is dependent upon the Company's ability to generate capital and its attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments, consisting of normal recurring accruals, which are necessary to present fairly the financial position of the Company as of September 30, 1997 and the results of operations for the three and nine months ended September 30, 1997 and 1996. The results for interim periods are not necessarily indicative of results for the full year.


2. Inventories, net of allowance:

     Inventories, net of allowance, consists of the following:

                                 September 30,    December 31,
                                     1997             1996
                                 ---------------  -------------
    Component Materials  ......    $ 2,012,185      $1,313,092
    Work-in process   .........        677,680         620,367
    Finished Goods ............      1,006,709       1,594,793
                                   -----------     -----------
                                   $ 3,696,574      $3,528,252
                                   ===========     ===========

3. Credit Facility

     On June 12, 1997, the Company completed a $10 million credit facility with the Technology Finance Division of Transamerica Business Credit Corporation with the following terms and provisions:

     $6 million, five year term loan:

   o Payments of principal and interest are due in arrears in twenty consecutive quarterly installments, payable on the first day of each calendar quarter commencing October 1, 1997.

   o Interest rate is based on the weekly average yield on five-year U.S. Treasury Securities plus 5.75 percent, fixed for five years as of the date of advance.

   o $3 million is outstanding at September 30, 1997. Interest rate in effect at September 30, 1997 was 11.66%.

   o $3 million available upon attainment of any one of certain milestones, such as profitability, minimum net proceeds of $7 million from the sale of common stock, or achievement of a significant strategic partner relationship. As of September 30, 1997, this facility has not been utilized.

$4 million, three-year revolving credit-facility, which can be extended for two additional one-year periods:

   o This revolving credit facility can be increased to $7 million in the event that the Company achieves one of the milestones referred to under the term loan, but elects not to draw the second advance under the term loan.

   o Interest rate is based on the prime rate plus 2.50 percent as of the date the revolver is utilized.

   o Available line of credit based on a formula of eligible accounts receivable and inventory.

   o As of September 30, 1997, this facility has not been utilized.

     Under terms of the credit agreement, the Company must maintain agreed upon levels of financial performance as measured against specific financial covenants. They are as follows:

   o Cash on hand -- The Company must at all times maintain cash or cash equivalents on hand of not less than $3,000,000 during the fiscal year ending December 31, 1997, $4,000,000 during the fiscal year ending December 31, 1998, and $4,500,000 during the fiscal year ending December 31, 1999. The Company is in compliance as of September 30, 1997.

   o Accounts Receivable Collection Period -- The Company must maintain an accounts receivable collection period of not greater than 60 days for any fiscal quarter during the fiscal year ending December 31, 1997 and 55 days for any fiscal quarter thereafter. The Company is in compliance as of September 30, 1997.

   o The Tangible Net Worth on the last day of each fiscal year specified shall not be less than $10 million at December 31, 1997; $15 million at December 31, 1998; $20 million at December 31, 1999 and $30 million at December 31, 2000 and each fiscal year thereafter.

   o Gross Profit Margin/Operating Profit (Loss) Percentage/Net Income (Loss) Before Taxes Percentage -- The Gross Profit Margin, Operating Profit
     (Loss) Percentage and the Net Income (Loss) Before Taxes Percentage must meet specified thresholds for the fiscal year ended December 31, 1997 and each fiscal year thereafter as specified in the credit agreement.

     In addition, the credit agreement includes a material adverse effect clause, whereby Transamerica can accelerate the due date of the loan if certain changes in conditions (financial or otherwise) are deemed to have a material adverse effect on the Company or its ability to meet its obligations.

     In anticipation of possible noncompliance of certain financial covenants at December 31, 1997, Trans-america has given the Company an unconditional waiver with respect to each of these financial covenants for the fiscal year ending December 31, 1997, with the exception of the accounts receivable collection period for which the Company is and expects to be in compliance. Such waived covenants are as follows: minimum tangible net worth of $10,000,000 as of December 31, 1997; minimum gross profit margin of 45% for the fiscal year ended December 31, 1997; and a maximum operating loss percentage of (30%) for the fiscal year ended December 31, 1997. The Company does not expect to be in compliance with such covenants through December 31, 1997. The Company anticipates being in compliance with such financial covenants in the future, based on increased levels of new product sales, the anticipated sale of the Horizon product and team and the possibility of an equity offering. Additionally, Transamerica has agreed to waive the minimum cash on hand covenant through December 31, 1998, which allows the Company to use all of its cash, as needed. Transamerica has reviewed the Company's Form 10-Q for the quarterly period ended September 30, 1997 and its forecasted balance sheets and statements of operations and cash flows dated October 16, 1997 for the fourth quarter of 1997 and calendar years 1998 and 1999, and does not deem such information contained in such documents as a material adverse event. Management believes such forecasted balance sheets and statements of operations and cash flows are reasonable and the likelihood of the occurrence of a material adverse event is remote.

===============================================================================



       No dealer, salesperson, or other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.


                 TABLE OF CONTENTS

                                             Page
                                           ---------
Prospectus Summary .....................       3
Risk Factors ...........................       4
Use of Proceeds ........................       7
Capitalization  ........................       7
Price Range of Common Stock and Dividend
   Policy ..............................       8
Business  ..............................       9
Selected Financial Data  ...............      14
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations   ........................      15
Management   ...........................      22
Certain Relationships and Related
   Transactions ........................      28
Description of Securities   ............      29
Shares Eligible for Future Sale   ......      30
Selling Stockholders  ..................      32
Plan of Distribution  ..................      32
Legal Matters   ........................      33
Experts   ..............................      33
Available Information ..................      33
Glossary  ..............................      34
Index to Financial Statements  .........      F-1



===============================================================================

===============================================================================





                                250,000 Shares








                               ARIEL CORPORATION







                                  COMMON STOCK







                      -----------------------------------
                                   PROSPECTUS
                      -----------------------------------















                               December 23, 1997







===============================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

                        Item
-----------------------------------------------------
Securities and Exchange Commission filing fee  ......   $   387.08
Printing and engraving costs ........................     4,000.00
Legal fees and expenses   ...........................    30,000.00
Accounting fees and expenses ........................    15,000.00
Miscellaneous .......................................       612.92
                                                        ----------
   Total   ..........................................   $50,000.00

Item 14. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Certificate of Incorporation and By-laws of the Registrant provide for indemnification of its officers and directors as authorized by such section.

     The Registrant also has a policy insuring the Registrant and directors and officers of the Registrant against certain liabilities.


Item 15. Recent Sales of Unregistered Securities

     In June 1997 the Company issued 125,000 Common Stock Purchase Warrants to Transamerica Business Credit Corporation as partial consideration in connection with a $10,000,000 credit facility comprised of a $6,000,000 term loan and a $4,000,000 revolving credit facility. This issuance was made as an exemption from registration not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933, as amended.


Item 16. Exhibits


 Exhibit
  No.                               Description
--------   -------------------------------------------------------------
 3 (a)     Certificate of Incorporation*
 3 (b)     Amendment to Certificate of Incorporation*
 3 (c)     Restated Certificate of Incorporation*
 3 (d)     Restated By-laws*
 4         Certificate for Shares of Stock (Form)*
 5.        Opinion re Legality*
10 (a)     Warrant Certificate for David Lindner*
10 (b)     Warrant Certificate for Anthony Kirincic*
10 (c)     Warrant Certificate for Seymour Cohen*
10 (d)     Warrant Certificate for Ronald Birnbaum*
10 (e)     Warrant Certificate for Robert Paduano*
10 (f)     Warrant Certificate for Susan Paduano*
10 (g)     Warrant Certificate for Transamerica Business Credit Corp.*
10 (h)     License Agreement with AT&T
10 (i)     Agreement with Texas Instruments
10 (j)     Severance Agreement with Jeffrey Sasmor
10 (k)     1995 Stock Option Plan*
23 (a)     Consent of Coopers & Lybrand L.L.P.
23 (b)     Consent of Berger & Paul L.L.P. (included as part of Ex. 5)*


* previously filed

------------
The Registrant incorporates by reference any and all material exhibits filed with prior registration statements pursuant to File #33-87286 and File #33-99184.


Item 17. Undertakings

     The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement and

          (iii) include any additional or changed material information with respect to the plan of distribution.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-1 and has authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey on December 18, 1997.





                                        Ariel Corporation




                                        By: /s/ Anthony M. Agnello
                                          -------------------------------------

                              Anthony M. Agnello,

                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

 /s/ Anthony M. Agnello        Chief Executive Officer and Chairman       December 18, 1997
  -------------------------    of the Board
        Anthony M. Agnello
                               Principal Accounting Officer and Chief
 /s/ Gerard E. Dorsey                                                     December 18, 1997
  -------------------------    Financial Officer
          Gerard E. Dorsey

 /s/ Harold W. Paul            Acting Secretary and Director              December 18, 1997
  -------------------------
           Harold W. Paul

 /s/ Jeffrey M. Sasmor         Director                                   December 18, 1997
  -------------------------
         Jeffrey M. Sasmor

 /s/ Robert J. Ranalli         Director                                   December 18, 1997
  -------------------------
         Robert J. Ranalli

 /s/ Edward D. Horowitz        Director                                   December 18, 1997
  -------------------------
        Edward D. Horowitz

 /s/ Etienne A. Perold         Director                                   December 18, 1997
  -------------------------
         Etienne A. Perold

                                 EXHIBIT INDEX




 Exhibit
  No.                               Description
--------   -------------------------------------------------------------
 3 (a)     Certificate of Incorporation*
 3 (b)     Amendment to Certificate of Incorporation*
 3 (c)     Restated Certificate of Incorporation*
 3 (d)     Restated By-laws*
 4         Certificate for Shares of Stock (Form)*
 5.        Opinion re Legality*
10 (a)     Warrant Certificate for David Lindner*
10 (b)     Warrant Certificate for Anthony Kirincic*
10 (c)     Warrant Certificate for Seymour Cohen*
10 (d)     Warrant Certificate for Ronald Birnbaum*
10 (e)     Warrant Certificate for Robert Paduano*
10 (f)     Warrant Certificate for Susan Paduano*
10 (g)     Warrant Certificate for Transamerica Business Credit Corp.*
10 (h)     License Agreement with AT&T
10 (i)     Agreement with Texas Instruments
10 (j)     Severance Agreement with Jeffrey Sasmor
10 (k)     1995 Stock Option Plan*
23 (a)     Consent of Coopers & Lybrand L.L.P.
23 (b)     Consent of Berger & Paul L.L.P. (included as part of Ex. 5)*



------------

* previously filed

The Registrant incorporates by reference any and all material exhibits filed with prior registration statements pursuant to File #33-87286 and File # 33-99184.